Exhibit 99.1

Material Change Report dated as of October 1, 2005

[Execution Copy]

GEAC COMPUTER CORPORATION LIMITED

MATERIAL CHANGE REPORT

Item 1:           Reporting Issuer

Geac Computer Corporation Limited

Suite 300, Markham Corporate Campus

11 Allstate Parkway

Markham, Ontario L3R 9T8

Item 2:           Date of Material Change

October 1, 2005.

Item 3:           Press Release

A press release was issued by Geac Computer Corporation Limited (“Geac”) at Markham, Ontario and Waltham, Massachusetts on October 3, 2005 and is attached as Schedule “A” hereto.

Item 4:           Summary of Material Change

On October 3, 2005, Geac announced that it had sold in an all cash sale of US$35 million its Interealty division, which specializes in Web-based applications for realtors, to The First American Corporation.

Item 5:           Full Description of Material Change

On October 3, 2005, Geac announced that it had sold in an all cash sale of US$35 million its Interealty division, which specializes in Web-based applications for realtors, to The First American Corporation.

The sale was completed pursuant to an asset purchase agreement between Geac, Geac Enterprise Solutions, Inc. and The First American Corporation.  A copy of the asset purchase agreement (not including the schedules thereto) is attached as Schedule “B” hereto

Item 6:           Reliance on Section 75(3) of the Ontario Securities Act or Equivalent Provisions

Not applicable.

Item 7:           Omitted Information

Not applicable.

Item 8:           Senior Officers

For further information, please contact Craig C. Thorburn, Senior Vice President, Mergers & Acquisitions, and Corporate Secretary at the above-noted address or at 416.863.2965.

Item 9:           Statement of Senior Officer

The foregoing, together with attachments, accurately discloses the material change referred to herein.

DATED at Toronto, Ontario as of the 1st day of October, 2005.

GEAC COMPUTER CORPORATION LIMITED

By:		(signed) Craig C. Thorburn
	Name:	Craig C. Thorburn
	Title:	Senior Vice President, Mergers &
Acquisitions, and Corporate Secretary

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SCHEDULE “A”

Geac Sells Interealty Business to The First American Corporation

Company divests non-core asset to continue targeted focus on enhancing Performance Management integration and sales

MARKHAM, Ontario and WALTHAM, Mass., October 3, 2005 – Geac® (TSX:GAC, NASDAQ:GEAC) today announced that it has sold in an all cash sale of US$35 million its Interealty division, which specializes in Web-based applications for realtors, to The First American Corporation (NYSE:FAF), a Fortune 500 business information provider. Interealty will be added to First American Residential Group, a subsidiary business line established by First American in 2002 to address the real estate brokerage, multiple listing service (MLS) and relocation market segments with the full array of First American capabilities.

Interealty is a leading service provider to the residential retail real estate market with innovative products such as its MLS systems, MLXchange and MLXchange Professional.  Over the past several years, Geac’s management team has revitalized the Interealty business and significantly improved operating performance.  However, Geac recognizes that by focusing on its core Performance Management strategy, it can best achieve the highest value for its customers, shareholders and other stakeholders.

“While a formidable player in the residential retail real estate market, Interealty is not core to our Performance Management integration strategy.  It is, however, a complementary and strategic asset for First American’s business,” said Charles Jones, President and CEO of Geac.  “Geac is increasingly focused on how its Performance Management technology can integrate with existing Geac applications to assist in differentiating our many product lines.  We have seen particular success with Geac product integration initiatives across our Enterprise Applications business and within the Industry Specific Applications – including integration with our Local Government and Commercial Systems Divisions and market opportunities identified for our Restaurants Division.  Geac is also focused on how

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these important applications can integrate with non-Geac products to provide world class financial management solutions on a broad base of existing transaction and operating systems. With both Geac and non-Geac product integration initiatives, we have witnessed sales of our Performance Management suite increase with existing and new customers.”

Mr. Jones continued, “Today’s sale is also a strong example of our ability to turn around challenged businesses and to achieve solid market value for non-strategic assets.  Two years ago, Interealty was in decline and losing money.  Through the strong focus of Geac management and the extraordinary efforts of the Interealty team, we have transformed this business.  We have sold Interealty, a non-strategic asset to Geac, in an all cash transaction valued at a multiple of 1.5 times trailing revenues to a Fortune 500 company that will provide increasing strategic opportunities for this thriving enterprise and its dedicated and talented employee base.

Headquartered in Santa Ana, Calif., First American Residential Group, Inc., provides service, technology, outsourcing and product solutions to members of the real estate and relocation industries.  Working in concert with other First American units, the company provides a comprehensive portfolio of residential real estate services including transaction management, title insurance, home warranty, appraisal and relocation services.

“We’re pleased to bring aboard the leading products and strong people of Geac’s Interealty business,” said Stephen C. Roney, president and chief executive officer of First American Residential Group. “We are equally delighted to welcome their many customers to the unparalleled tradition, innovation and standard of care that are the hallmarks of First American.”

The US$35 million purchase price is subject to a post-closing working capital and capital expenditure adjustment as of the closing date.   Under the terms of the agreement, Geac will provide certain transitional services after the close of the transaction.  Employees of Interealty will be offered employment with First American Residential Group, and

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Interealty’s management, office locations, company name and product brands will remain unchanged.

About First American

The First American Corporation (NYSE: FAF), a Fortune 500 company that traces its history to 1889, is the nation’s largest data provider. First American combines advanced analytics with its vast data resources to supply businesses and consumers with valuable information products to support the major economic events of people’s lives, such as getting a job, renting an apartment, buying a car or house, securing a mortgage and opening or buying a business. The First American Family of Companies, many of which command leading market share positions in their respective industries, operate within six primary business segments, including: Title Insurance and Services, Specialty Insurance, Mortgage Information, Property Information, Credit Information and Screening Information. With revenues of $6.72 billion in 2004, First American has approximately 2,000 offices throughout the United States and abroad. More information about the company and an archive of its press releases can be found at www.firstam.com.

About Interealty

Interealty, a division of Geac, is a premier provider of Multiple Listing Service (MLS) systems and real estate software in North America.  Interealty offers a full line of technology products and support services to the real estate industry, including MLS organizations, franchisors, and agents.  For more than three decades, Interealty has provided North America’s leading real estate boards and associations with innovative products like its leading MLS system, MLXchange.  Headquartered in Vienna, Virginia, Interealty has offices throughout North America.

About Geac

Geac (TSX: GAC, NASDAQ:GEAC) is a global enterprise software company that addresses the needs of the Chief Financial Officer. Geac’s best-in-class technology products and services help organizations do more with less in an increasingly competitive

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environment, amidst growing regulatory pressure, and in response to other business issues confronting the CFO. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

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This press release may contain forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac undertakes no obligation to update or revise the information contained herein.  Important factors that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from new license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guaranties; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators.  Please refer to Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com for more information on risk factors that could cause actual results to differ. Geac is a registered trademark of Geac Computer Corporation Limited. All other marks are trademarks of their respective owners.

Investor and Media Contact:

Alys Scott

Geac

508.871.5854

alys.scott@geac.com

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SCHEDULE “B”

ASSET PURCHASE AGREEMENT

dated as of

October 1, 2005

by and among

GEAC COMPUTER CORPORATION LIMITED,

GEAC ENTERPRISE SOLUTIONS, INC.

and

THE FIRST AMERICAN CORPORATION

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ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT dated as of October 1, 2005 (this “Agreement”), by and among Geac Computer Corporation Limited, a corporation organized under the federal laws of Canada (“Parent”), Geac Enterprise Solutions, Inc., a Georgia corporation (“Seller”), and The First American Corporation, a California corporation (“Buyer”).

W I T N E S S E T H:

WHEREAS, Seller’s Interealty division (the “Division”) conducts a business (the “Business”) of providing technology tools, services and support to segments of the real estate industry and the Business includes certain assets used or held for use in a business carried on in Canada by Parent (the “Canadian Business”);

WHEREAS, Buyer desires to purchase all of the assets used primarily in the conduct of the Business (other than the Excluded Assets (as defined below)) and Seller and Parent desire to sell to Buyer such assets upon the terms and subject to the conditions set forth below;

WHEREAS, Seller is a wholly owned subsidiary of Parent; and

WHEREAS, Parent owns those of the Purchased Assets (as defined below) that are used or held for use in a business carried on in Canada (the “Canadian Purchased Assets”);

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.01.  Purchase and Sale of Assets of Seller.  Upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller and Parent, and Seller and Parent agree to sell, transfer, assign and deliver, or cause to be sold, transferred, assigned and delivered, to Buyer or its designee(s) at Closing all of the assets, properties and business, other than the Excluded Assets, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, (i) owned or held by Seller or any Affiliate of Seller and (ii) used primarily in the conduct of the Business by the Division, as the same shall exist on the Closing Date (the “Purchased Assets”), and including without limitation all right, title and interest in, to and under such of the foregoing as are more specifically described below:

(a)                                  all leases and subleases of, and other interests in, real property owned or held by Seller (or any Affiliate of Seller) and used primarily by the Division (or held for use primarily by the Division) in connection with the Business, in each case, together with all buildings, fixtures, and improvements erected thereon;

(b)                                 all personal property and interests therein owned or held by Seller (or any Affiliate of Seller) and used primarily by the Division (or held for use primarily by the Division) in connection with the Business, including computer software and hardware, machinery, equipment, furniture, office equipment, communications equipment and other tangible property, and including all furniture and equipment located at the Decatur Facility (as defined below) and the property described on Schedule 1.03(d);

(c)                                  all raw materials, work-in-process, finished goods, supplies and other inventories, wherever situated owned or held by Seller (or any Affiliate of Seller) and used primarily by the Division (or held for use primarily by the Division) in connection with the Business;

(d)                                 all rights under all contracts, agreements, leases, licenses, commitments, sales and purchase orders and other instruments, in each case, with Unrelated Parties, owned or held by Seller (or any Affiliate of Seller) and used primarily by the Division (or held for use primarily by the Division) in connection with the Business, (collectively, the “Contracts”);

(e)                                  all accounts, notes and other receivables attributable to transactions with Unrelated Parties generated by the Division prior to the Closing Date primarily in connection with the Business, including any portion thereof attributable to, or any associated amount related to, Taxes (other than ad valorem taxes described in Section 1.01(f)) collected or collectible after the Closing with respect to such accounts, notes and other receivables except for the portions of Canadian Accounts Receivable described in Section 1.02(l);

(f)                                    all prepaid expenses and deposits made by the Division or Seller to Unrelated Parties primarily in connection with the Business, including without limitation ad valorem taxes, leases and rentals;

(g)                                 all petty cash located at operating facilities of the Business (“Petty Cash”);

(h)                                 all of Seller’s rights, claims, credits, causes of action or rights of set-off against Unrelated Parties relating primarily to the Business, including, without limitation, unliquidated rights under manufacturers’ and vendors’ warranties;

(i)                                     all Division Intellectual Property (as defined below);

(j)                                     all transferable licenses, permits or other governmental authorizations owned or held by Seller and used primarily by the Division (or held for use primarily by the Division) in connection with the Business;

(k)                                  except for books, records, files and papers described in Section 1.02(n), all books, records, files and papers, whether in hard copy or computer format, of the Division, applicable primarily to the Business, including, without limitation, engineering information, sales and promotional literature, manuals and data, sales and purchase correspondence, lists of present and former suppliers, lists of present and former customers, personnel and employment records, and information relating to Taxes imposed on the Business (excluding information relating to Taxes imposed on the Canadian Business); provided, however, that Seller and Parent may keep copies of all information relevant to preparation of future tax returns and as required by law to address questions on prior tax returns;

(l)                                     all goodwill associated with the Business or the Purchased Assets, together with the right to represent to third parties that Buyer is the successor to the Business; and

(m)                               all assets and properties of Parent set forth in Schedule 1.01(m).

Buyer expressly understands and agrees that, except for the representations and warranties made by Seller in Article III hereof, the Purchased Assets are sold “as is, where is.”

1.02.  Excluded Assets.  Buyer expressly understands and agrees that the following assets and properties of the Business (the “Excluded Assets”) shall be excluded from the Purchased Assets:

(a)                                  all of Seller’s cash and cash equivalents on hand and in banks, except for Petty Cash;

(b)                                 any Purchased Assets, other than the Division Intellectual Property, sold or otherwise disposed of in the Ordinary Course and not in violation of any provisions of this Agreement during the period from the date hereof until the Closing Date;

(c)                                  all assets and properties of Seller or any Affiliate of Seller not used, or not held for use, primarily in connection with the Business, including but not limited to the Intellectual Property not used, or not held for use, primarily in connection with the Business;

(d)                                 all of Seller’s rights under all contracts, agreements, leases, licenses, commitments, sales and purchase orders and other instruments, in each case, with Affiliates of Seller;

(e)                                  all real property, with any and all improvements and fixtures, located at 5302 Snapfinger Woods Drive, Decatur, Georgia 33309 (the “Decatur Facility”);

(f)                                    except as provided in Section 1.01(e), all accounts, notes and other receivables of Seller;

(g)                                 except as provided in Section 1.01(f), all prepaid expenses and deposits made by Seller;

(h)                                 except as provided in Section 1.01(h), all of Seller’s rights, claims, credits, causes of action or rights of set-off against any Person;

(i)                                     except as provided in Section 1.01(i), all transferable licenses, permits or governmental authorizations of Seller;

(k)                                  except as provided in Section 1.01(k), all books, records, files and papers, whether in hard copy or computer format, of Seller;

(l)                                     the portion of each Canadian Account Receivable attributable to, or the associated amount thereof related to, goods and services taxes required to be remitted by Seller or Parent; and

(m)                               all assets and properties set forth on Schedule 1.02(m); and

(n)                                 all books, records, files and papers, whether in hard copy or computer format, relating to Taxes imposed on the Canadian Business.

1.03.  Assumption of Liabilities.  Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the Closing, to assume all liabilities and obligations (whether known or unknown, and whether absolute or contingent) arising out of or relating primarily to the Business or the Purchased Assets, other than liabilities and obligations (i) for Taxes arising out of or relating to the Business or the Purchased Assets (including any Taxes that arise as a result of the transactions contemplated by this Agreement) relating to a Pre-Closing Tax Period and (ii) Taxes imposed on Seller not arising out of or relating primarily to the Business or the Purchased Assets (collectively, the “Assumed Liabilities”), including, without limitation:

(a)                                  all liabilities and obligations of Seller or any Affiliate of Seller arising under the Contracts;

(b)                                 all warranty or other claims or expenses of Seller or any Affiliate of Seller in respect of products sold or services rendered by the Business through the Closing Date;

(c)                                  all accrued but unused personal time off and vacation of any Transferred Employee up to the Closing, as set forth on Schedule 3.14(c), and (without duplication) all other liabilities and obligations with respect to the Transferred Employees assumed by Buyer under other provisions of, or for which Buyer is responsible pursuant to, Article VII of this Agreement;

(d)                                 all accounts payable generated in connection with, and all liabilities and obligations arising out of or relating to, the capital expenditures set forth on Schedule 1.03(d) (the “Capital Expenditure Payables”); and

(e)                                  (without duplication) all liabilities and obligations of the Business (i) accrued on the Balance Sheet and not discharged as of the Closing Date and (ii) arising after the Balance Sheet Date.

1.04.  Excluded Liabilities. Notwithstanding any provision in this Agreement or any other writing to the contrary, Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of Seller or any Affiliate of Seller (or any predecessor owner of all or part of its business and assets) of whatever nature whether presently in existence or arising or asserted hereafter.  All such other liabilities and obligations, including, without limitation, (a) all Employee Plans and Benefit Arrangements, and any liabilities and obligations relating thereto or arising thereunder not assumed by Buyer under the provisions of, or for which Buyer is not responsible pursuant to, Article VII of this Agreement or reflected in Schedule 3.14(c), (b) all liabilities and obligations with respect to (i) any employees or former employees of Seller or any affiliate of Seller (including, without limitation, Transferred Employees) relating to salaries, wages, bonuses, severance or retention pay, vacation, paid time off or benefits accruing, or relating to employment or termination from employment, prior to the Closing not assumed by Buyer under the provisions of, or for which Buyer is not responsible pursuant to, Article VII of this Agreement or reflected in Schedule 3.14(c) or (ii) Employees who are not or have not become Transferred Employees, and any employees or former employees of Seller or any Affiliate of Seller who are not listed on Schedule 3.13, relating to salaries, wages, bonuses, severance or retention pay, vacation paid time off or benefits accruing, or relating to employment or termination from employment, at any time prior to or after Closing, (c) all liabilities and obligations for (i) Taxes arising out of or relating to the Business or the Purchased Assets (including any Taxes that arise as a result of the transactions contemplated by this Agreement) relating to a Pre-Closing Tax Period, (ii) Taxes required to be withheld and remitted by Seller or Parent, as applicable, in respect of the Business, under the Social Services Tax Act (British Columbia) or any other analogous provincial legislation, and (iii) Taxes imposed on Seller not arising out of or relating primarily to the Business or the Purchased Assets, and (d) Taxes to be borne and paid by Seller pursuant to Section 6.05(c) shall be retained by and remain obligations and liabilities of Seller or its Affiliates (all such liabilities and obligations not being assumed being herein referred to as the “Excluded Liabilities”).

1.05.  Third Party Consents.   Seller and Buyer will use their respective reasonable best efforts (but without requirement of any payment of money by Seller or Buyer) to obtain the consent of third parties required in connection with the consummation of the transactions contemplated by this Agreement, including, without limitation, consents of parties to contracts with Seller or any Affiliate of Seller or assignments required for the sale of the Purchased Assets to Buyer (“Required Third-Party Consents”). Anything in this Agreement to the contrary notwithstanding, it shall not be a condition to the consummation of the transactions contemplated by this Agreement that any Required Third-Party Consents be obtained. Seller shall not be liable under this Agreement for the failure to obtain any Required Third-Party Consent.

ARTICLE II

THE CLOSING

2.01.  Purchase Price; Closing.

(a)                                  The purchase price for the Purchased Assets and the non-competition covenant set forth in Section 5.04 (the “Purchase Price”) is (i) $35,050,000 in cash ($50,000 of which has been paid by Buyer to Seller prior to the date of this Agreement), subject to adjustment as provided in Section 2.04, and (ii) the assumption of the Assumed Liabilities.  $2,325,554 of the Purchase Price to be paid in cash shall be paid to Parent for the Canadian Purchased Assets (the “Canadian Purchase Price”).  The Purchase Price shall be paid as provided in Section 2.01(b) below and Section 2.04.

(b)                                 The closing (the “Closing”) of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place at the offices of Goodwin Procter LLP, Exchange Place, 53 State Street, Boston, Massachusetts 02109, at 12:01 a.m. local time on October 1, 2005, or at such other time or place as Buyer and Seller may agree (such date being referred to herein as the “Closing Date”).  At the Closing:

(i)                                     Buyer shall pay to Seller $32,674,446, payable by wire transfer of immediately available funds to an account maintained by Seller, such account to be designated by Seller by written notice to Buyer (the “Seller Account”), and Buyer shall reimburse Seller $612,000 for certain capital expenditures and certain other expenses incurred since the Balance Sheet Date by wire transfer of immediately available funds to the Seller Account;

(ii)                                  Buyer shall pay to Parent the Canadian Purchase Price, payable by wire transfer of immediately available funds to an account maintained by Parent, such account to be designated by Seller or Parent by written notice to Buyer;

(iii)                               Seller and Buyer shall enter into a Bill of Sale substantially in the form attached hereto as Exhibit A-1, an Assumption Agreement substantially in the form attached hereto as Exhibit A-2, and such other documents and instruments of conveyance, sale, transfer and assignment to be delivered by Seller, Buyer or any of their respective Affiliates (collectively the “Conveyance Documents”) as the parties and their respective counsel shall deem reasonably necessary or appropriate to vest in Buyer all right, title and interest in, to and under the Purchased Assets; and

1.                                                                                       (iv)                              Seller and Parent shall deliver, or cause to be delivered to, Buyer, or otherwise put Buyer in possession and control of, all of the Purchased Assets of a tangible nature.

2.02.  Other Closing Documents.  At the Closing, the parties shall execute and deliver:

(a)                                  a Transition Services Agreement substantially in the form attached hereto as Exhibit B, which shall include an agreement to outsource customer support, fulfillment and IT functions with respect to printing business;

(b)                                  employment agreements (including noncompetes) with key personnel;

(c)                                  a Lease for (a portion of the premises at the Decatur Facility) substantially in the form attached hereto as Exhibit C;

(d)                                  a reseller certificate relating to any Tax that could be imposed with respect to the transfer of the Purchased Assets; and

(e)                                  any other instruments, documents and certificates: (i) required to be delivered pursuant to this Agreement; and (ii) as may be reasonably requested by any party in order to consummate the transactions contemplated by this Agreement.

2.03.  Allocation of Purchase Price.  A statement setting forth, for U.S. Federal income tax purposes, the allocation of the Purchase Price (other than the Canadian Purchase Price) among the Purchased Assets (other than the Canadian Purchased Assets) and the non-competition covenant set forth in Section 5.04 hereof (the “Allocation Statement”) is set forth on Schedule 2.03(a). The Allocation Statement shall be used for the allocation of the Purchase Price (other than the Canadian Purchase Price) for U.S. Federal income tax purposes, among the Purchased Assets (other than the Canadian Purchased Assets) and the non-competition covenant.  Seller and Buyer agree to report an allocation of the Purchase Price (other than the Canadian Purchase Price) among the Purchased Assets (other than the Canadian Purchased Assets) and the non-competition covenant in a manner entirely consistent with the Allocation Statement, and agree to act in accordance with such Allocation Statement in the preparation of financial statements and filing of all Tax Returns (including, without limitation, filing Form 8594 with its Federal income Tax Return for the taxable year that includes the date of the Closing) and in the course of any Tax audit, Tax review or Tax litigation relating thereto.  Parent and Buyer agree to report an allocation of the Canadian Purchase Price among the Canadian Purchased Assets, in a manner entirely consistent with the Canadian allocation statement set forth in Schedule 2.03(b), in the filing of all Tax Returns and in the course of any Tax audit, Tax review or Tax litigation relating thereto.

2.04.  Purchase Price Adjustment.

(a)                                  Preparation of Closing Balance Sheet.  As soon as practicable following the Closing Date, and in any event within 60 days thereof, Seller shall prepare, or have prepared, and deliver to Buyer (i) a balance sheet of the Division as of the Closing and reflecting thereon all balance sheet items of the Division immediately prior to giving effect to the transactions contemplated by this Agreement (the “Closing Balance Sheet”), and (ii) a calculation of Working Capital.  The Closing Balance Sheet shall be prepared in accordance with generally accepted accounting principles in Canada (“GAAP”), and the specific accounting policies and procedures described in the Accounting Convention, and shall fairly present the financial position of the Division as of the Closing.

(b)                                 Disagreement.  Buyer may dispute any element of the Closing Balance Sheet by notifying Seller of such disagreement in writing and setting forth in reasonable detail the particulars of such disagreement, within 30 days after its receipt of the Closing Balance Sheet.  In the event that Buyer does not provide such a notice of disagreement within such 30-day period, Buyer shall be deemed to have accepted the Closing Balance Sheet delivered by Seller, which shall be final, binding and conclusive on Buyer for all purposes hereunder.  In the event any such notice of disagreement is provided on a timely basis, Buyer and Seller shall use their commercially reasonable efforts for a period of ten (10) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the Closing Balance Sheet.  If, at the end of such period, Buyer and Seller are unable to resolve such disagreements, then the Accounting Referee shall resolve any remaining disagreements.  The Accounting Referee shall determine as promptly as practicable, but in any event within 15 days of the date on which such dispute is referred to the Accounting Referee, whether the Closing Balance Sheet was properly prepared in accordance with the standards set forth in Section 2.04(a), and shall deliver to Buyer and Seller a written report setting forth its findings, which shall be final, conclusive and binding on Buyer and Seller.  The date on which the Closing Balance Sheet is finally determined in accordance with this Section 2.04(b) shall be the “Determination Date.”  The fees and expenses of the Accounting Referee in connection with its services under this Section 2.04(b) shall be paid one-half by Seller (first as a reduction of any amounts payable to Seller pursuant to Section 2.04(c)) and one-half by Buyer.  Each party shall, and shall cause its representatives to, cooperate with the other parties and provide timely access to information for purposes of resolving any dispute pursuant to this Section 2.04(b), including without limitation, making available to the other parties such books, records, work papers and personnel, to the extent necessary.

(c)                                  Payment.  If, based on the Closing Balance Sheet as finally determined pursuant to Section 2.04(b), there is a Working Capital Surplus, Buyer shall promptly pay to Seller as adjustment to the Purchase Price, no later than three (3) business days after the Determination Date, by wire transfer of immediately available funds to the Seller Account, the amount equal to the sum of (i) the product of (A) the amount of such Working Capital Surplus up to (and including) $200,000 multiplied by (B) 0.50, and (ii) the entire amount of such Working Capital Surplus in excess of $200,000, if any.  If there is a Working Capital Shortfall, Seller shall promptly pay to Buyer, as a reduction of the Purchase Price, no later than three (3) business days after the Determination Date, the amount equal to the sum of (i) the product of (A) the amount of such Working Capital Shortfall up to (and including) $200,000 multiplied by (B) 0.50, and (ii) the entire amount of such Working Capital Shortfall in excess of $200,000, if any, by wire transfer of immediately available funds to an account maintained by Buyer, such account to be designated by Buyer by written notice to Seller.  To the extent any adjustment or reduction to the Purchase Price pursuant to this Section 2.04 is in respect of the Canadian Purchased Assets, the Canadian Purchase Price will be adjusted accordingly, and any payment made or received by Seller hereunder will be on behalf of and for the account of Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND SELLER

Except as set forth in the Disclosure Schedule attached hereto (the “Disclosure Schedule”), each of Parent and Seller represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date hereof except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

3.01.  Existence and Power.  Parent is a corporation duly incorporated, validly existing and in good standing under the federal laws of Canada, and has full corporate power and authority to own and operate its properties and assets and to carry on its business as now conducted.  Seller is a corporation duly incorporated, validly existing and in good standing under the laws of Georgia, and has full corporate power and authority to own and operate the Purchased Assets and to carry on the Business as now conducted.

3.02.  Corporate Authorization; Non-Contravention.  The execution, delivery and performance by each of Parent and Seller of this Agreement, and the consummation by each of Parent and Seller of the transactions contemplated hereby, are within the corporate power of each of Parent and Seller and have been duly authorized by all necessary corporate action on the part of each of Parent and Seller.  This Agreement constitutes a legal, valid and binding obligation of each of Parent and Seller enforceable against each of Parent and Seller in accordance with its terms.  The execution, delivery and the performance by each of Parent and Seller of this Agreement do not and will not (i) contravene or conflict with or result in a violation, breach or termination of, or default under any term or provision of its articles or certificate of incorporation or bylaws, or (ii) fail to comply with any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to any of the Purchased Assets.

3.03.  Governmental Authorization; Consents.  The execution, delivery and performance by each of Parent and Seller of this Agreement require no action by or in respect of, or filing with, any governmental agency or authority.  Except as set forth in Schedule 3.03, no consent, approval, waiver or other action by any Person under any material contract, agreement, indenture, lease or other document, binding upon or applicable to any of the Purchased Assets, is required or necessary for the execution, delivery and performance of this Agreement by each of Parent and Seller or the consummation of the transactions contemplated hereby.

3.04.  Financial Statements.  Seller has previously furnished Buyer with the Balance Sheet (which is attached hereto as Schedule 3.04), the related unaudited statement of income of the Division for the fiscal year ended April 30, 2005 and the unaudited consolidated balance sheets and statements of income of the Division as of and for the fiscal years ended April 30, 2003 and April 30, 2004 (collectively, the “Financial Statements”), in each case together with any explanatory notes thereto. The Balance Sheet and the Financial Statements: (i) were prepared in accordance with the books of account and other financial records of Seller and its Affiliates; (ii) present fairly the financial condition and results of operations of the Business as of the dates thereof or for the periods covered thereby; (iii) have been prepared in accordance with GAAP applied on a basis consistent with the past practices of Seller and throughout the periods involved, except as indicated in the explanatory notes, if any, to the Balance Sheet or the Financial Statements; and (iv) include all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation of the financial condition and results of operations of the Business as of the dates thereof or for the periods covered thereby.

3.05.  Absence of Certain Changes.  Except as set forth on Schedule 3.05, since the Balance Sheet Date (a) the Division has conducted the Business in the Ordinary Course; (b) there has not been:  (i) any Material Adverse Change or any condition, event, or occurrence, which, individually or in the aggregate, could reasonably be expected to prevent or materially delay Seller’s ability to consummate the transactions contemplated by this Agreement, or perform its obligations hereunder; (ii) any damage, destruction or other loss (whether or not covered by insurance) affecting the Business or Purchased Assets which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect; (iii) any transaction or commitment made, any contract or agreement entered into, or any relinquishment of any contract or other right, by the Division relating to the Purchased Assets or the Business (including the acquisition or disposition of any assets), other than transactions, commitments, contracts, agreements or relinquishments in the Ordinary Course and those contemplated by this Agreement; and, (c) neither Seller nor any of its Affiliates has: (i) incurred any liability or obligation of any material nature (whether accrued, absolute, contingent or otherwise) that would comprise part of the Assumed Liabilities, except in the Ordinary Course and with respect to those capital expenditures set forth in
Schedule 1.03(d), (ii) permitted any of the Purchased Assets to be subjected to any Lien other than those Liens disclosed in Schedule 3.06, (iii) sold, transferred or otherwise disposed of any assets comprising part of the Purchased Assets, except in the Ordinary Course, (iv) made any capital expenditure or commitment therefor in connection with the Business, except as set forth in Schedule 1.03(d); (v) increased indebtedness for borrowed money or made any loan to any Person in connection with the Business; (vi) written off as uncollectible any notes or accounts receivable comprising part of the Purchased Assets, except write-offs in the Ordinary Course charged to applicable reserves, none of which individually or in the aggregate is material to the Business; (vii) made any bonus or profit sharing distribution in connection with the Business, except in the Ordinary Course or as set forth on Schedule 3.13; (viii) granted or promised any increase in the rate of wages, salaries, bonuses or other remuneration of any employee of the Business, except in the Ordinary Course or as set forth on Schedule 3.13; (ix) canceled or waived any claims or rights of the Business, except in the Ordinary Course or which would not reasonably be expected to have a Material Adverse Effect, or (x) agreed, whether or not in writing, to do any of the foregoing.

3.06.  Property and Equipment.

(a)                                  Upon execution and delivery by Seller (and, to the extent applicable, Parent) to Buyer of the Conveyance Documents, Buyer will become the true and lawful owner of, and will receive good and marketable title to, or a valid leasehold interest in or right to use, the Purchased Assets, free and clear of all Liens, except for Liens (i) disclosed in Schedule 3.06, (ii) explicitly disclosed in the Balance Sheet; (iii) for Taxes not yet due and payable or (iv) arising in the Ordinary Course that do not materially impair the value or use of the Purchased Assets.

(b)                                 All of the tangible personal property constituting the Purchased Assets is in good operating condition and repair, ordinary wear and tear excepted, except for such failures to be in good operating condition, ordinary wear and tear excepted, which would not reasonably be expected to have a Material Adverse Effect.

(c)                                  The Purchased Assets and the Excluded Assets together constitute all the assets and properties necessary to conduct the Business as it is being conducted as of the Closing Date.

3.07.  Real Property.  There is no owned real property included among the Purchased Assets.  Schedule 3.07 lists all leases or subleases pursuant to which Seller leases or subleases from or to another party any real property used primarily by the Division, or held for use primarily by the Division in connection with the Business (“Leases”).  Seller has delivered to Buyer complete and accurate copies of the Leases.  All rents on each Lease, due prior to the date of this Agreement, have been paid.  To Seller’s Knowledge, no waiver, indulgence or postponement of the lessee’s obligations under any Lease has been granted by the lessor.  To Seller’s knowledge, except as set forth on Schedule 3.07, there exists no default or event of default or event, occurrence, condition or act (including the consummation of the transactions contemplated hereby) which, with the giving of notice or the lapse of time, would become a default or event of default under any Lease.  Except as set forth in Schedule 3.07, neither Seller nor any Affiliate thereof has violated any of the terms or conditions of any Lease, except for such violations which would not reasonably be expected to have a Material Adverse Effect.

3.08.  Litigation.  Except as set forth in Schedule 3.08, there is no action, suit, investigation or proceeding pending or, to the Knowledge of Seller, threatened against the Business, directly affecting the Purchased Assets or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby, before any court or arbitrator or any governmental body, agency, official or authority.

3.09.  Material Contracts.

(a)                                  Except for the Contracts disclosed in Schedule 3.09, with respect to the Business, neither Seller nor any Affiliate thereof is a party to or subject to any oral or written:

(i)                                     lease or sublease of real property;

(ii)                                  contract for the purchase of materials, supplies, goods, services, equipment or other assets providing for annual payments by Seller of, or pursuant to which in the last year Seller paid, in the aggregate $50,000 or more;

(iii)                               sales, distribution or other similar agreement providing for the sale by Seller of materials, supplies, goods, services, equipment or other assets that provide for annual payments to Seller of, or pursuant to which in the last year Seller received, in the aggregate $50,000 or more;

(iv)                              partnership, joint venture or other similar contract arrangement or agreement;

(v)                                 contract relating to indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except contracts relating to indebtedness incurred in the Ordinary Course in an amount not exceeding $100,000;

(vi)                              any loan (other than accounts receivable from trade debtors in the Ordinary Course) or advance to (other than travel allowances, and customary business expense advances, to the employees of the Seller), or investment in, any Person or any agreement, contract or commitment relating to the making of any such loan, advance or investment;

(vii)                           employment or consulting agreement;

(viii)                        license, technology transfer, franchise or other agreement in respect of any Division Intellectual Property or other property used by the Division, or held for use by the Division, primarily in connection with the Business;

(ix)                                agency, dealer, sales representative or other similar agreement;

(x)                                   contract or other document that limits the freedom of Seller to compete in any line of business or with any Person or in any area to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any Purchased Asset and that would so limit the freedom of Buyer after the Closing Date;

(xi)                                contract involving any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute providing for payments by or to Seller of $50,000 or more; or

(xii)                             other contract or commitment not made in the Ordinary Course that is material to the Business taken as a whole.

(b)                                 Each Contract disclosed in Schedule 3.09 is a valid and binding agreement of Seller or any Affiliate thereof (that is a party thereto), and, except for consents, approvals, waivers or other actions by any Person (other than Seller and such Affiliate) required or necessary for the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, neither Seller nor any such Affiliate is in default in any material respect under the terms of any such Contract and no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default thereunder by Seller or such Affiliate.  Seller and its Affiliates have caused to be made available for inspection by Buyer and its advisors true, correct and complete copies of all contracts disclosed in Schedule 3.09.

3.10.  Technology and Intellectual Property Rights.

(a)                                  The “Division Intellectual Property” consists of all of the following (solely with respect to the Business and the Purchased Assets) to the extent owned or held by or on behalf of Seller and licensed, used or held for use (in each case, primarily) in connection with the Business and to the extent not Excluded Assets:  (i) all domestic and foreign copyrights, patents, trademarks, trade names, service marks, trade dress, mask works, web sites, domain names, URLs, schematics, technology, customers and suppliers lists, trade secrets, unpatented inventions, data collections and know-how as well as all renewal rights, applications and registrations for the foregoing, and all other rights directly appurtenant to the foregoing, including without limitation rights of priority, rights to sue for all past and future infringement, and all goodwill associated with the foregoing; (ii) all Software and Documentation; (iii) all documents, records and electronic files relating to design, end user documentation, quality control, sales, marketing or customer support for (i) and (ii) above and for (iv) and (v) below; (iv) all other tangible or intangible proprietary information and materials; and (v) all license and other rights in third-party software (other than “off-the-shelf” third-party software), intellectual property, proprietary or personal rights, documentation, or tangible or intangible property (including, without limitation, those items described in (i) through (v) above).

(b)                                 The Division Intellectual Property consists solely of items and rights which are either: (i) owned by Seller; (ii) in the public domain; or (iii) rightfully used and authorized for use and assignment by Seller and its successors.  Except as set forth in Schedule 3.10(b), Seller owns or is licensed to use, all of the Division Intellectual Property, free and clear of any Liens and other adverse claims, without obligation to pay any royalty or any other fees with respect thereto.  Except with respect to pending, unissued or unpublished patent rights that might be infringed by or impair the Division Intellectual Property (of which Seller has no Knowledge) and except as set forth on Schedule 3.10(b), Seller has all rights in the Division Intellectual Property necessary to conduct the Business as currently conducted, including, without limitation, such necessary rights to make, use, reproduce, modify, adapt, create derivative works based on, translate, distribute (directly and indirectly), transmit, display and perform publicly, license, practice, rent, lease, assign and sell the Division Intellectual Property in all geographic locations and fields of use in which the Business is currently operated, and to sublicense any or all such rights to third parties, including the right to grant further sublicenses.  Except as set forth in Schedule 3.10(b), the Software does not use any Publicly Available Software in a manner that subjects the Software to the license obligations of the Publicly Available Software.  To the Seller’s Knowledge, all Software created by Seller that is currently used primarily in the Business is as described in the Documentation and performs in all material respects in accordance with the specification included in the Documentation.

(c)                                  Schedule 3.10(c) is a complete list of all domestic and foreign patents, patent applications, trademarks, service marks and other indicia of origin, trademark and service mark registrations and applications for registrations thereof, registered copyrights and applications for registration thereof, domain names, corporate and business names, trade names, brand names and material computer software programs included in the Division Intellectual Property.  Where applicable, Schedule 3.10(c) also lists the status of each item as registered in, filed in or issued by the United States Patent and Trademark Office, United States Copyright Office, a duly accredited and appropriate Internet domain name registrar, the appropriate offices in the various states of the United States and the appropriate offices of other jurisdictions (foreign and domestic).  To the Seller’s Knowledge, except as set forth on Schedule 3.10(c), each such registration, filing and issuance remains in full force and effect as of the Closing Date; has not been cancelled, abandoned or otherwise terminated; and all renewal and maintenance fees in respect thereof have been duly paid.  Except as set forth in Schedule 3.10(c), there are no interferences, oppositions or other contested proceedings, either pending or, to the Seller’s Knowledge, threatened, in the United States Copyright Office, the United States Patent And Trademark Office, or any governmental authority (foreign or domestic) relating to any registration or pending application related to the Division Intellectual Property.  To the Seller’s Knowledge, except as set forth on Schedule 3.10(c), there are no actions that must be taken or payments that must be made within 180 days following the Closing Date that, if not taken, will adversely affect the Division Intellectual Property.  The Seller has the right to file, prosecute and maintain all applications and registrations included in the Division Intellectual Property that are owned by Seller.  Copies of those items, which have been reduced to writing or any other tangible form and are in the Seller’s possession, have been made available or delivered by the Seller to the Buyer (including without limitation true and complete copies of all related licenses, and amendments and modifications thereto).

(d)                                 Except as set forth in Schedule 3.10(d), neither the Seller nor any of its Affiliates is a party to any license or agreement, whether as licensor, licensee, or otherwise, with respect to any Division Intellectual Property.  The Division is not a party to any license or agreement for Division Intellectual Property independent of licenses or agreements executed by Seller or its Affiliates.  To the extent any Division Intellectual Property is used under license, no written notice of a material default has been received by the Seller under any such license which remains uncured and, to Seller’s Knowledge, the execution, delivery or performance of the Seller’s obligations hereunder will not result in such a default.  Each license and agreement set forth on Schedule 3.10(d) is a legal, valid and binding obligation of the Seller and the Affiliate thereof (that is a party thereto) and, to Seller’s Knowledge, each of the other parties thereto, enforceable in accordance with the terms thereof.  To the Seller’s Knowledge, except as set forth on Schedule 3.10(d), there are no restrictions on the assignment of the rights under the enumerated licenses and agreements set forth on Schedule 3.10(d).

(e)                                  Except as set forth in Schedule 3.10(e), the Seller has not made any claim in writing of a violation, infringement, misuse or misappropriation by any third party (including, without limitation, any employee or former employee of the Seller, the Division or any of Seller’s Affiliates) of its rights to, or in connection with, any Division Intellectual Property, which claim is still pending.  To the Seller’s Knowledge, except as set forth in Schedule 3.10(e), neither the Seller nor the Division has entered into any agreement relating primarily to the Business to indemnify any other person against any charge of infringement of any Division Intellectual Property, other than indemnification provisions contained in purchase orders or customer or vendor agreements arising in the Ordinary Course.

(f)                                    Except as set forth in Schedule 3.10(f), the Seller has secured written assignments from all consultants and employees who contributed to the creation or development of Division Intellectual Property of the rights to such contributions.  To the extent that any Affiliates of Seller own or have owned any Division Intellectual Property, Seller has secured valid written assignments from such Affiliates as necessary to deliver to Buyer all of Seller’s right, title and interest in and to the Division Intellectual Property.

(g)                                 The Seller, the Division and the Seller’s Affiliates have taken commercially reasonable steps to protect and preserve the confidentiality of all trade secrets, know-how, source code, databases, customer lists, schematics, ideas, algorithms and processes included among the Division Intellectual Property, and all use, disclosure or appropriation thereof by or to any third party has been pursuant to the terms of a written agreement between such third party and the Seller.  The Seller has not breached any agreements of non-disclosure or confidentiality relating primarily to the Business.

(h)                                 The Seller has back-up copies of web sites included among the Division Intellectual Property (the “Sites”).

(i)                                     To the Seller’s Knowledge, (i) the Seller’s and Division’s use of Division Intellectual Property (including without limitation, the marketing, licensing, sale or distribution of products and the general conduct and operations of the Business) in no way violates, infringes, misappropriates or misuses any Intellectual Property rights of any third party; (ii) the Seller has not received any written notice of any claim from any third party challenging the right of the Seller or the Division to use any Division Intellectual Property; and (iii) there are no pending claims, or claims threatened in writing, by any third party of a violation, infringement, misuse or misappropriation by the Division of any Intellectual Property owned by any third party, or of the invalidity of any patent or registration of a copyright, trademark, service mark, domain name, or trade name included in the Division Intellectual Property.

3.11.  Taxes.

(a)                                  The Purchased Assets do not include any stock or other ownership interests in any foreign or domestic corporations, partnerships, joint ventures, limited liability companies, business trusts, or other entities.

(b)                                 Except as set forth in Schedule 3.11, Seller has established, in accordance with GAAP, adequate reserves for the payment of, and will timely pay, all Taxes which arise from or with respect to the Purchased Assets or the operation of the Business involving the Purchased Assets and are incurred in, or attributable to, any Pre-Closing Tax Period.

(c)                                  Except as set forth in Schedule 3.11, (i) Seller has properly filed all material Tax Returns related to the Business (excluding the Canadian Business) or the Purchased Assets (excluding the Canadian Purchased Assets) that it was required to file, and all such Tax Returns were true, correct and complete in all material respects, (ii) Seller has paid all Taxes related to the Business (excluding the Canadian Business) or the Purchased Assets (excluding the Canadian Purchased Assets) owed by Seller or Parent, as applicable, that were due and payable, and (iii) all Taxes related to the Business or the Purchased Assets that Seller or Parent, as applicable, was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate governmental agency or authority.

(d)                                 None of the Purchased Assets is subject to any Lien for Taxes.  None of the Purchased Assets (excluding the Canadian Purchased Assets) is “tax exempt use property” within the meaning of Section 168(h) of the Code.  None of the Purchased Assets (excluding the Canadian Purchased Assets) is a lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954.

(e)                                  Parent is:

(i)                                     a goods and services tax “registrant” under Part IX of the Excise Tax Act (Canada) and its GST registration number is 893878967RT0001; and

(ii)                                  not a non-resident of Canada within the meaning of the Tax Act.

(f)                                    Parent exclusively owns all Canadian Purchased Assets, and Seller is not transferring any Purchased Assets that constitute “taxable Canadian property” for purposes of the Tax Act.

(g)                                 Except as set forth in Schedule 3.11, (i) neither Parent nor Seller is presently contesting the Tax liability relating to the Purchased Assets or the Business before any taxing authority, court, tribunal or agency; and (ii) neither Parent nor Seller has received any written notices from any taxing authority relating to any issue which could affect the Taxes relating to the Purchased Assets or the Business after the Closing Date.

3.12.  Accounts Receivable.  All of the accounts receivable attributable to transactions with Unrelated Parties, which are reflected in the Balance Sheet, were acquired in the Ordinary Course and, except to the extent reserved against in the Balance Sheet, are aged as of August 31, 2005 as set forth in Schedule 3.12.  All of the accounts receivable attributable to transactions with Unrelated Parties, which have been acquired by Seller since the Balance Sheet Date, were acquired in the Ordinary Course and, subject to reserve in amount proportionate to the reserve shown on the Balance Sheet, are aged as of August 31, 2005 as set forth in Schedule 3.12.  A complete and accurate list of the accounts receivable attributable to transactions with Unrelated Parties as of August 31, 2005, showing the aging thereof, is included in Schedule 3.12.  Seller has not received any written notice from an account debtor stating that any account receivable in an amount in excess of $25,000 is subject to any contest, claim or setoff by such account debtor.

3.13.  Employees.

(a)                                  Schedule 3.13 contains a list of all employees, by employee number, involved exclusively in the conduct of the Business (individually, an “Employee” and collectively, the “Employees”), along with the position and the annual or hourly rate of compensation of each such person, and in addition, for Canadian Employees (as hereinafter defined), sets forth their respective dates of hire and length of service recognized by Seller or any Affiliate of Seller and the reason for any difference between them and their respective benefits and incentive compensation entitlements.  For purposes of this Agreement, the term “Employees” shall include (i) all persons listed on Schedule 3.13 and who are involved exclusively in the conduct of the Business immediately before Closing; and (ii) all persons listed on Schedule 3.13 and who are absent from work with the Business on account of vacation, sickness, disability or leave of absence at Closing or for whom an obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or law.  To the Knowledge of Seller, no key Employee has any plans to terminate employment with the Division (other than for the purpose of accepting employment with Buyer following the Closing).  Schedule 3.13 separately identifies each

Employee employed in the United States (“U.S. Employees”) and each Employee employed in Canada (“Canadian Employees”).

(b)                                 Neither Seller nor Parent is a party to or bound by any collective bargaining or employee association agreement with respect to the Employees or the Business, nor has either Seller or Parent experienced any strikes, grievances, claims of unfair labor practices, related employer or successor employer applications or other labor disputes with respect to the Employees. To the Knowledge of Seller, there has been no organizational or certification effort made or threatened, either currently or within the past two years, by or on behalf of any labor union or employee association with respect to the Employees.

3.14.  Employee Benefits.

(a)                                  Schedule 3.14(a) contains a complete and accurate list of all Employee Plans and Benefit Arrangements.

(b)                                 Schedule 3.14(b) discloses each agreement, as of the Closing Date, with any key Employee (A) the benefits of which are contingent, the terms of which are altered, or the rights under which are accelerated upon the occurrence of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such key Employee.

(c)                                  Schedule 3.14(c) sets forth the policy of Seller and Parent applicable to the Employees with respect to accrued vacation and earned time off and the amount of such liabilities as of September 28, 2005 with respect to each Transferred Employee.

(d)                                 Neither the Seller nor any of its ERISA Affiliates has incurred any liability under title IV of ERISA as of the Closing Date which could subject the Buyer to liability either directly or indirectly for any damages, penalties, or taxes, or any other loss or expense.

(e)                                  All workers’ compensation premiums, payments and contributions in respect of the Employees and the Business have been paid in full as due and, to Seller’s Knowledge there are no pending assessments, reassessments or surcharges.

(f)                                    Except as set forth on Schedule 3.14, no material amendments to any Employee Plan or Benefit Arrangement have been made since April 30, 2005.

(g)                                 Except as set forth on Schedule 3.14, no Employee Plan or Benefit Arrangement provides for any benefits following retirement or other termination of employment or office.

(h)                                 Except as set forth on Schedule 3.14, no Employee Plan or Benefit Arrangement is a pension, retirement or supplementary retirement plan or arrangement.  No Employee Plan or Benefit Arrangement provides defined benefit pensions.

(i)                                     Seller has delivered, caused to be delivered or made available to Buyer or its counsel true and complete copies of each Employee Plan and Benefit Arrangement, together with all amendments thereto, and, to the extent applicable, all current summary plan descriptions, including, in the case of any Employee Plan and Benefit Arrangement not set forth in writing, a written description thereof.

3.15.  Customers.  Except as set forth on Schedule 3.15, to the Knowledge of Seller, no customer (or group of customers under common ownership or control) that accounted for a material percentage of the aggregate products and services licensed or sold, as the case may be, by the Business since April 30, 2005 has stopped or intends to stop licensing or purchasing the products or services of the Business.

3.16.  Finders Fees.  Except as set forth on Schedule 3.16, neither Seller nor any of its Affiliates has retained any investment banker, broker, finder or other intermediary to act on behalf of Seller or such Affiliate that is or that may be entitled to a fee or commission from Buyer or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

3.17  Governmental Licenses.  Seller and its Affiliates have all governmental licenses, permits, franchises, approvals, permits and other authorizations of, and has made all registrations and/or filings with, all governmental agencies and authorities, necessary to carry on the Business (“Licenses”), except for such Licenses the failure of which to have would not reasonably be expected to have a Material Adverse Effect.  All such Licenses are in full force and effect except for those failures to be in full force and effect that would not reasonably be expected to have a Material Adverse Effect.  To Seller’s Knowledge, except as set forth on Schedule 3.17, each such License can be renewed or transferred in the Ordinary Course.  Neither Seller nor any Affiliate thereof has received written notice of any proceeding for suspension or revocation of, or similar proceedings with respect to, any such License.

3.18  Affiliate Transactions.  Except as set forth on Schedule 3.18, there are no contracts, liabilities or obligations comprising part of the Purchased Assets or Assumed Liabilities between Seller or any Affiliate thereof, on the one hand, and any other Affiliate of Seller, on the other hand.  Each of the arrangements and contracts listed (or required to be listed) on Schedule 3.18 may be terminated without penalty to Buyer or any Affiliate thereof at any time after the Closing.

3.19  Liabilities.  Except as reflected in the Financial Statements, as set forth in Schedule 3.19, for liabilities arising in the Ordinary Course since the Balance Sheet Date or for the Excluded Liabilities, there are no liabilities of the Business, or relating to the Purchased Assets, of any kind whatsoever, whether accrued, contingent, absolute, liquidated or unliquidated, or due or to become due.

3.20  Disclaimer.  EXCEPT AS CONTAINED HEREIN, SELLER MAKES NO OTHER REPRESENTATIONS OR WARRANTIES WHATSOEVER REGARDING THE PURCHASED ASSETS AND HEREBY EXPRESSLY DISCLAIMS ALL OTHER WARRANTIES INCLUDING, WITHOUT LIMITATION, IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, NON-INFRINGEMENT AND FITNESS FOR A PARTICULAR PURPOSE.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that:

4.01.  Organization and Existence.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted.

4.02.  Corporate Authorization.  The execution, delivery and performance by Buyer of this Agreement, and the consummation by Buyer of the transactions contemplated hereby, are within the corporate power of Buyer and have been duly authorized by all necessary corporate action on the part of

Buyer.  This Agreement constitutes a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms.

4.03.  Governmental Authorization; Consents.  The execution, delivery and performance by Buyer of this Agreement requires no action by or in respect of, or filing with, any governmental body, agency, official or authority.  No consent, approval, waiver or other action by any Person under any material contract, agreement, indenture, lease, or other document to which Buyer is a party or by which it is bound is required or necessary for the execution, delivery and performance of this Agreement by Buyer or the consummation of the transactions contemplated hereby.

4.04.  Non-Contravention.  The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby do not, and will not, (i) contravene or conflict with or result in a violation, breach or termination of, or default under any term or provision of the certificate or articles of incorporation or by-laws of Buyer, or (ii) contravene or conflict with any provision of any law, regulation, judgment, injunction, order or decree binding upon, or applicable to, Buyer.

4.05.  Finders Fees.  Neither Buyer nor any of its Affiliates has retained any investment banker, broker, finder or other intermediary to act on behalf of Buyer or such Affiliate and who may be entitled to a fee or commission from Seller or any of their respective Affiliates upon consummation of the transactions contemplated by this Agreement.

4.06.  Independent Analysis.  Buyer recognizes that, except as expressly provided in Article III or elsewhere in this Agreement, neither Seller nor any of its Affiliates nor any of Seller’s or its Affiliates’ respective agents or consultants have made any representation or warranty in respect of the future operations of the Business or the Division, or the future financial results, upon which Buyer is entitled to rely in entering into this Agreement, or which Buyer will be entitled to rely upon subsequent to the Closing.  Buyer further acknowledges and agrees that any cost estimates, projections or other predictions with respect to future performance contained or referred to in any document provided to Buyer or any of its Affiliates, employees, agents or representatives were prepared for internal planning purposes only and are not, and shall not be deemed to be, representations or warranties of Seller, any of its Affiliates or any of Seller’s or its Affiliates’ respective agents or consultants.

4.07.  GST Registrant.  Buyer (or its designee, as applicable) is or will be, with effect as of the Closing, a goods and services tax “registrant” under Part IX of the Excise Tax Act (Canada).

ARTICLE V

COVENANTS OF SELLER

5.01.  Access to Information.  Seller agrees to provide Buyer or its authorized representative access, during normal business hours and upon reasonable prior notice, to the books and records of the Division as Buyer may reasonably request in connection with administrative matters of Buyer after the Closing Date, all at the sole cost and expense of Buyer solely to ascertain with particularity the extent of any Assumed Liability or Purchased Asset or any other liabilities or claims that arise or are asserted against Buyer.

5.02.  Notices of Certain Events.  Seller will promptly notify Buyer of: (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement; (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and (c) any actions, suits, claims, investigations or proceedings commenced or, to Seller’s Knowledge, threatened against, relating to or involving or otherwise affecting the Division, the Purchased Assets or the Assumed Liabilities, or disclosed in the Disclosure Schedule, or that relate to the consummation of the transactions contemplated by this Agreement.

5.03  Proprietary Information.

(a)           From and after the Closing, Parent shall not disclose or make use of, and shall cause all of its Affiliates not to disclose or make use of, any knowledge, information or documents of a confidential nature or not generally available to the public with respect to the Purchased Assets or Buyer or its business, except to the extent that such knowledge, information or documents (i) shall have become publicly available other than through improper disclosure by Seller or an Affiliate of Seller, and (ii) where such disclosure is required to comply with applicable laws, regulations, or judicial or governmental decrees.

(b)           Each of Buyer and Seller agrees that all information obtained by such party (the “Recipient”) from the other party (the “Disclosing Party”) during the course of negotiating this Agreement and conducting the due diligence investigation regarding the transactions contemplated hereby (the “Evaluation Materials”) will be held in strictest confidence by the respective Recipient and its respective agents.  The term “Evaluation Materials” does not include information which (i) is or becomes generally available to the public other than as a result of a violation by the Recipient or its representatives of the terms of this Section 5.03, (ii) was or becomes available to the Recipient from a source other than the Disclosing Party or its representatives without such sources violating any confidentiality obligations to the Disclosing Party, (iii) has been or is independently developed by the Recipient and not derived from the Evaluation Materials, or (iv) in the case of Buyer, following the Closing, relates to or comprises a part of the Purchased Assets.  The Recipient has the burden of proof to show that the information provided by the Disclosing Party falls within one of the three exceptions noted above.  Notwithstanding anything contained in this Section 5.03(b) to the contrary, this Section 5.03(b) shall not prohibit the Recipient from disclosing Evaluation Materials of the Disclosing Party to the extent required to comply with applicable laws, regulations, or judicial or governmental decrees; provided, that, to the extent it is reasonably practicable to do so, the Recipient provides prior written notice of such required disclosure to the Disclosing Party and provides reasonable assistance to the Disclosing Party in its efforts to prevent or limit such disclosure.  Each party shall direct its directors, officers, employees and agents to treat the Evaluation Materials confidentially and shall advise such persons of the confidential nature of such Evaluation Materials.

5.04  Non-Competition.

(a)           Seller agrees that, for a period of five (5) full years from the Closing Date, neither it nor any of its Affiliates shall solicit any Transferred Employee or engage, either directly or indirectly, as a principal or for its own account, or solely or jointly with others, in any business that is engaged in substantially the same business as the Business (as it exists as of the Closing Date or as currently contemplated by Seller and its Affiliates), which shall include, without limitation, web-based “multiple listing” systems, services and real estate industry products to Multiple Listing Services (MLS) Boards, in North America.  Notwithstanding the foregoing, neither Seller nor any of its Affiliates shall be restricted: (i) from hiring any Transferred Employee who has been terminated by the Buyer or any of Affiliates prior to commencement of employment discussions between Seller and such Transferred Employee, (ii) in any general solicitation for employees or public advertisement of employment opportunities not specifically directed at any Transferred Employee, or in hiring any Transferred Employee who respond to any such general solicitation or public advertisement, and (iii) from hiring any Transferred Employee if he or she had been solicited by a business that was acquired by Seller prior to Seller’s acquisition of such business; provided that in no event shall Seller hire any Transferred Employee listed on Schedule 5.04(a) for a period of five (5) full years from the Closing Date.

(b)           If any provision contained in this Section 5.04 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.04, but this Section 5.04 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.  It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.04 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable law.

(c)           Buyer agrees that, if requested to do so by Seller, Buyer and Seller (or an Affiliate of Seller) will file an election in prescribed form (i) in respect of any amount allocated to a non-competition covenant granted by Seller under proposed paragraph 56.4(3)(b) of the Tax Act, or (ii) otherwise in respect of a non-competition covenant granted by Seller under proposed paragraph 56.4(7)(f) of the Tax Act (as released by the Minister of Finance (Canada) on July 18, 2005), or such provisions as amended or enacted, or successor provisions thereto.  Seller and Parent agree to jointly and severally indemnify Buyer for any Canadian tax, interest, penalties and reasonable expenses relating to any non-competition covenant granted in respect of this Agreement, including for Buyer’s failure to withhold in respect of any portion of the Purchase Price allowable to such non-competition covenant.

5.05  Release of Data.  Promptly upon request by Buyer made at any time following the Closing Date, Seller shall authorize the release to Buyer of all files pertaining to the Purchased Assets or the Business held by any governmental authorities, agencies or instrumentalities.

5.06  Use of Names and Marks.  Seller shall not use, and shall not permit any Affiliate of Seller to use, the names, trademarks and service marks set forth on Schedule 3.10(c) hereto or any name, trademark or service mark reasonably similar thereto after the Closing Date.

5.07  Cooperation in Litigation.  From and after the Closing Date, each party shall use commercially reasonable best efforts to cooperate with the other in the defense or prosecution of any litigation or proceeding already instituted or which may be instituted hereafter against or by such other party relating to or arising out of the conduct of the Business (other than litigation among the parties and/or their Affiliates arising out of the transactions contemplated by this Agreement).  The party requesting such cooperation shall pay the reasonable out-of-pocket expenses incurred in providing such cooperation (including legal fees and disbursements) by the party providing such cooperation and by its officers, directors, employees and agents (unless the requesting or cooperating party is entitled to indemnification therefor under Article VIII), but shall not be responsible for reimbursing such party or its officers, directors, employees and agents, for their time spent in such cooperation.

5.08  Conduct of Business Prior to Closing.  Except as otherwise contemplated by this Agreement, during the period from the date of this Agreement to the Closing Date, Seller shall use commercially reasonable efforts to conduct the operations of the Division only according to the Ordinary Course, keep available the services of the key employees of the Division and maintain a satisfactory relationship with material licensors, suppliers, distributors, customers, landlords, employees, agents and others having business relationships with the Division.  Notwithstanding the immediately preceding sentence, prior to the Closing Date, except as may be first approved in writing by Buyer, Seller will:  (a) refrain from increasing any bonus plan, salaries or other compensation or benefits to any Transferred Employee or entering into any employment, severance or similar agreement with any Transferred Employee, (b) refrain from entering into any contract relating to the Division except contracts in the Ordinary Course that would not be required to be listed on Schedule 3.09 had they been entered into as of the date hereof, (c) refrain from amending, supplementing, granting any waiver under or otherwise modifying any contract required to be listed on Schedule 3.09, (d) refrain from canceling or waiving any claim or right of the Division of substantial value, (e) refrain from selling, leasing or otherwise disposing of any material part of the Purchased Assets other than in the Ordinary Course and except as expressly contemplated by this Agreement, (f) refrain from writing off as uncollectible any notes or accounts receivable of the Division, except write-offs in the Ordinary Course charged to applicable reserves, and (g) refrain from agreeing in writing, or otherwise, to do any of the foregoing.

5.09  Exclusive Dealing.  During the period from the date of this Agreement to the Closing Date, neither Parent nor Seller shall take any action or to authorize or permit any officer, director or employee of, or any financial advisor, attorney, accountant or other advisor or representative retained by, Parent, Seller or any Affiliate thereof, as the case may be, to, directly or indirectly, encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person, other than Buyer and its representatives and advisers, concerning the sale of the Division and/or the Purchased Assets or any similar transaction involving the Division or its operations.

5.10  Use of Division Intellectual Property.  Seller shall not use, and shall not permit any Affiliate of Seller to use any of the Division Intellectual Property after the Closing Date.

5.11  Post-Closing Payments.  Each of Seller and Parent shall accurately document in reasonable detail the receipt by it or any Affiliate thereof after the Closing of any amounts (“Post-Closing Payments”) due to Buyer or any Affiliate thereof from any third party account debtor in full or partial satisfaction of accounts receivable constituting part of the Purchased Assets (“Purchased Receivables”).  Seller or Parent, as the case may be, shall be deemed to hold any such Post-Closing Payments in trust for the benefit of Buyer and shall promptly pay any and all Post-Closing Payments so received to Buyer or its designee(s).  From and after the Closing, neither Seller nor Parent shall take or permit any of its Affiliates to take any action (other than the receipt of payment(s) from the relevant account debtor(s)) having the effect of reducing the balance of any Purchased Receivables without the prior written consent of Buyer.

ARTICLE VI

COVENANTS OF BUYER AND SELLER

6.01.  Best Efforts.  Subject to the terms of this Agreement, each party will use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. Each party agrees to execute and deliver, before and after the Closing, such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

6.02.  Certain Filings and Consents.

(a)           Seller and Buyer shall cooperate with each other: (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and in deciding whether to seek such consents, approvals or waivers prior to or after the Closing Date, and, (ii) subject to the terms of Section 1.05 hereof, in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

(b)           Seller hereby constitutes and appoints, effective as of and contingent upon the Closing, Buyer and its successors and assigns as the true and lawful attorney of Seller with full power of substitution in the name of Buyer or in the name of Seller, but for the benefit of Buyer (i) to collect for the account of Buyer any items of the Purchased Assets or Assumed Liabilities, and (ii) to institute and prosecute all proceedings which Buyer may in its sole discretion deem proper in order to assert or enforce any right, title or interest in, to or under the Purchased Assets or Assumed Liabilities, and to defend or compromise any and all actions, suits or proceedings in respect of the Purchased Assets or Assumed Liabilities.  Buyer shall be entitled to retain for its account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.  The provisions of this Section 6.02(b) shall survive indefinitely.

6.03.  Public Announcements.  The parties hereto agree to consult with each other before issuing any press release or making any public statements with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or stock exchange regulation, will not issue any such press release or make any such public statement prior to the mutual agreement of the parties with respect to the contents of such release; provided, that any party required by applicable law or stock exchange regulation to issue any such press release shall, to the extent it is reasonably practicable to do so, provide prior written notice of such required press release to the other parties hereto.

6.04.  Access.  Upon advance written notice Buyer will, on and after the Closing Date, at reasonable times during normal business hours, afford to Seller and its agents reasonable access to the books and records acquired by Buyer hereunder as part of the Purchased Assets (which books and records will be subject to destruction after the Closing Date in accordance with the applicable document retention policies of Buyer and its Affiliates) to the extent necessary to permit Seller and its Affiliates to comply with applicable laws, regulations or orders or to reasonably permit Seller to determine its rights and obligations under Article VIII hereof.

6.05.  Tax Cooperation; Allocation of Taxes.

(a)           Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets and the Business as is reasonably necessary for the filing of all Tax Returns and making of any election related to Taxes.  In addition, Buyer and Seller agree to maintain or arrange for the maintenance of all records necessary to comply with this Section 6.05 for a period of seven (7) years from the Closing Date and each party agrees to afford the other reasonable access to such records during normal business hours.

(b)           All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and

Buyer as of the Closing Date based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period included in the Post-Closing Tax Period, equitably adjusted if necessary to reflect changes in taxable assets as between the Pre-Closing Period and Post-Closing Period or portions thereof.  Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period.  Within ninety (90) days after the Closing, Seller and Buyer shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 6.05(b) together with such supporting evidence as is reasonably necessary to calculate such amount to be reimbursed.  Such amount shall be paid by the party owing it to the other within ten (10) days after delivery of such statement.  Thereafter, Seller shall notify Buyer upon receipt of any bill for real or personal property Taxes relating to the Purchased Assets, part or all of which are attributable to the Post-Closing Tax Period, and shall promptly deliver such bill to Buyer who shall pay the same to the appropriate governmental authority; provided, that if such bill covers the Pre-Closing Tax Period, Seller shall also remit prior to the due date of assessment to Buyer payment for the proportionate amount of such bill that is attributable to the Pre-Closing Tax Period.  If either Seller or Buyer shall thereafter make a payment for which it is entitled to reimbursement under this Section 6.05(b), the other party shall make such reimbursement promptly but in no event later than thirty (30) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.

(c)           Notwithstanding anything in this Agreement to the contrary, any transfer, documentary, sales, use, stamp, or other similar Taxes assessed upon or with respect to the transfer of any of the Purchased Assets to Buyer or its designee(s) and any recording or filing fees with respect thereto shall be borne and paid by Seller, and Seller shall promptly reimburse Buyer or its designee(s) for any such amounts paid by Buyer or its designee(s), except for any goods and services taxes recoverable by Buyer or its designee(s).  Promptly after the payment of any such Taxes by Seller pursuant to this Section 6.05(c), Seller shall provide Buyer with written evidence that such Taxes have been paid.  At Seller’s or Parent’s request, Buyer or its designee(s) agrees to promptly provide Seller or Buyer, as applicable, with any reseller certificate or other document from any governmental agency or authority or any other Person that may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transfer of the Purchased Assets.

(d)           No new elections with respect to Taxes, or any changes in current elections with respect to Taxes, affecting the Purchased Assets shall be made after the date of this Agreement without the prior written consent of Buyer, which consent shall not be unreasonably withheld.

(e)           Buyer and Seller agree to file all Tax Returns consistent with the Allocation Statement and shall not make any inconsistent written statements or take any inconsistent position on any Tax Return, in any refund claim, during the course of any U.S. Internal Revenue Service (“IRS”) audit or other Tax audit, for any financial or regulatory purpose, in any litigation or investigation or otherwise.  Each party shall notify the other parties if it receives notice that the IRS or other governmental agency proposes any allocation different than that set forth in the Allocation Statement.

(f)            Seller shall furnish to Buyer on or before the Closing Date a non-foreign person affidavit prepared in accordance with the requirements of Section 1445 of the Code and applicable Treasury Regulations.

(g)           As soon as reasonably practicable after the Closing, Buyer (or its designee) and Parent shall jointly execute an election under Section 22 of the Tax Act, if applicable, in the opinion of Parent acting reasonably, as to the sale of the Canadian Accounts Receivable, shall designate therein the applicable portion of the Purchase Price as consideration paid by the Buyer therefor and shall each file such election with the Canada Revenue Agency with their Canadian federal income tax return for the taxation year which includes the Closing Date.

ARTICLE VII

EMPLOYEE BENEFITS

7.01.  Employees and Offers of Employment.

(a)           Prior to or on the Closing Date, Buyer shall present a written offer of “at-will” employment effective as of the Closing to each of the U.S. Employees and a written offer of employment effective as of the Closing to each of the Canadian Employees (the “Offer”), in each case, on terms and conditions of employment, including title, salary, benefits and incentive compensation that are substantially similar in the aggregate to the terms and conditions on which such Employee is employed in connection with the Business as of immediately prior to the Closing Date, subject to Section 7.01(c) and excluding, for purposes of such comparability determination, any equity-based compensation, severance and retiree welfare benefits provided to such Employees or any group health or dental plan benefits offered to Transferred Employees (as defined below) who will be employed for less than thirty (30) hours per week or whose domestic partners are enrolled in any group health or dental plans of Seller or Parent.  Any Transferred Employee who is a U.S. Employee (i) who on the date hereof is enrolled as a part-time employee in group health and dental plans of Parent or Seller, as applicable, who will not be eligible for enrollment in Buyer’s group health and dental plans or (ii) whose domestic partner is enrolled on the date hereof in the group health or dental plans of Parent or Seller, as the case may be, along with their qualified beneficiaries, shall be referred to herein as the “Ineligible Individuals.”  Buyer shall reimburse each Ineligible Individual for as long as the Ineligible Individual is ineligible for enrollment in Buyer’s group health or dental plans (until the earlier of termination of employment of the respective Transferred Employee and twelve months following the Closing Date) for the cost incurred by such Ineligible Individual for COBRA continuation coverage under Seller’s group health or dental plan (or, in the case of any Canadian Ineligible Individual, alternative coverage that is comparable to such Ineligible Individual’s coverage under Parent’s group health and dental plans) for such Ineligible Individuals.  Buyer shall also make an annual gross-up payment to the Ineligible Employee for income taxes, if any, incurred with respect to such payments.  Buyer shall provide the Transferred Employees with an opportunity for incentive cash bonus compensation in amounts and on terms consistent with the Seller’s (or, if applicable, its Affiliate’s) incentive bonus plans in effect immediately prior to the Closing Date and set forth on Schedule 3.14, provided that any amounts payable shall be pro rated to account for the actual period of employment of each Transferred Employee from April 30, 2005 through December 31, 2005.  Buyer shall present the Offer to all Employees who (i) are identified on Schedule 3.13 as absent from work and (ii) are expected to be absent from work on the Closing Date; provided, however, that with respect to any such Employee who is absent from work with the Business on account of leave of absence, disability or sickness the Offer by Buyer shall be presented to such Employee and, effective and conditional upon such Employee’s resumption of active employment, provided such resumption occurs on or prior to December 31, 2005 or, if later, resumption of active employment following expiration of maternity or military leave of absence, and prior to any such resumption, Seller shall continue to employ such Employee and be responsible for all wages, salaries and other employee benefits for such Employee.  Other than those agreements required pursuant to Section 2.02(b), the Offer shall be in the form attached as Schedule 7.01(a) hereto.  The Offer shall provide that each of the Transferred Employees will be credited for past service in respect of their employment with Seller as if such service had occurred with Buyer for all purposes other than benefit accrual and retirement subsidies under a defined benefit retirement plan.  The Employees that accept Buyer’s offer of employment and become employees of Buyer are hereinafter

referred to as the “Transferred Employees.”   Seller will make all reasonable efforts to assist Buyer in hiring all Employees.  Seller shall make available to Buyer such personnel and similar information as Buyer may request with respect to any Transferred Employee, including compensation and employee records to the extent permitted by applicable law.  Buyer shall not contact any of Seller’s Employees prior to the Closing without the prior written consent of and coordination with Seller.

(b)           Buyer shall employ the Transferred Employees immediately after the Closing in accordance with the terms and conditions set forth in the Offer, subject to Section 7.03.  Except as otherwise provided herein, at all times after the Closing, Buyer shall be responsible for all wages, salaries and other employee benefits for all Transferred Employees for service with Buyer at all times after the Closing.

(c)           Buyer shall be solely and fully responsible for the fulfillment of all obligations, whether statutory, common law, contractual or otherwise, arising out of, as a result of, in connection with or pursuant to its termination of the employment of any Transferred Employees at all times after the Closing.  In addition to the foregoing, Buyer will be fully responsible and liable for and agrees to indemnify and hold harmless Seller and Parent in respect of any and all claims, actions, complaints and demands made by the Transferred Employees, including, without limitation, wrongful dismissal claims and claims made pursuant to all applicable laws relating to employment standards, occupational health and safety, human rights and workers compensation, plus any reasonable legal costs incurred by the Seller, Parent or both in respect of any such claims to the extent that such claims relate to facts, acts, events, omissions or occurrences arising after the Closing Date.

7.02.  Seller’s Employee Benefit Plans.

(a)           Unless otherwise provided in this Section 7.02, Seller shall retain all obligations and liabilities under the Employee Plans and Benefit Arrangements in respect of each Employee or former Employee (including any beneficiary thereof) that have been incurred prior to the Closing Date.  For purposes of this Agreement, the following claims shall be deemed to be incurred as follows:  (i) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death or accident giving rise to such benefits; (ii) health, dental and/or prescription drug benefits, upon provision of such services, materials or supplies; and (iii) disability benefits, upon the commencement of the period of disability.  Except as provided in Section 7.01(c) and Section 7.02(g), neither Buyer nor any Affiliate thereof shall be obligated to assume, continue, contribute to or maintain any of the Employee Plans and Benefit Arrangements or any liability or obligation with respect thereto.  No assets, obligations or liabilities of any Employee Plan or Benefit Arrangement shall be transferred to, or assumed by, Buyer or any of its Affiliates or to any plan of Buyer or any of its Affiliates.  Seller shall cooperate and assist any eligible Transferred Employee who so requests, in making a direct rollover of such Transferred Employee’s vested account balance to Buyer’s 401(k) plan as soon as practicable after the Closing Date, including any promissory note held in the plan account of a Transferring Employee.  Buyer shall cooperate with Seller and any Transferred Employee with respect to such direct rollover, provided that Buyer determines that the direct rollover is permitted under the Code and regulations thereunder.  Each of the parties hereto shall pay its own expenses in connection with such direct rollover.

(b)           Except as provided in this Section 7.02(b), at all times after the Closing, Seller and Parent shall not be responsible for wages, salaries and other employee benefits for all Transferred Employees for service with Buyer.  At all times after the Closing, the Transferred Employees shall cease active participation in each Employee Plan and Benefit Arrangement of Seller and Parent and no additional benefits shall be accrued thereunder for the Transferred Employees; provided, however, that Seller and Parent agree that, until October 31, 2005, Transferred Employees who are U.S. Employees (and their “qualified beneficiaries,” for all purposes of this Section 7.02 within the meaning of COBRA) shall continue to be covered under Seller’s health and dental plans to the same extent to which such Transferred Employees (and their qualified beneficiaries) are covered immediately prior to Closing.  The period of coverage commencing on the Closing shall reduce the COBRA continuation period otherwise available to Transferred Employees who are U.S. Employees (and their qualified beneficiaries) under Seller’s group health and dental plans.  Buyer agrees to promptly reimburse Seller for the following costs associated with this continued benefit coverage: (i) the COBRA premiums applicable to each Transferred Employee who is a U.S. Employee (and their qualified beneficiaries) under Seller’s group health and dental plans for the period of coverage, (ii) all claims under Seller’s self-insured group health and dental plans for services rendered and expenses incurred from and at any time immediately after the Closing through October 31, 2005 with respect to any Transferred Employee who is a U.S. Employee (and their qualified beneficiaries), to the extent that such claims are in excess, in the aggregate, of the total amount paid by Buyer pursuant to clause (i) immediately above, reduced by recoveries under insurance coverage described in the immediately following clause (iii), (iii) all insurance premiums paid by Seller or Parent, as the case may be, in connection with insurance coverage for such period of time with respect to the Transferred Employees who are U.S. Employees (and their qualified beneficiaries) and (iv) any actuarial increase in the insurance premiums applicable to Seller’s or Parent’s group health and dental plans as the result of the claims of any Transferred Employees who are U.S. Employees (and their qualified beneficiaries) from and immediately after the Closing through the next insurance premium renewal period.  Such payments by Buyer to Seller or Parent pursuant to this Section 7.02(b) shall be in addition to any right to payment or reimbursement of Seller or Parent by Buyer under Article VIII.

(c)           Buyer shall cause all Transferred Employees as of the Closing Date to be eligible to participate in all of Buyer’s employee plans and benefit arrangements in which similarly situated employees of Buyer are generally eligible to participate, subject to the terms and conditions of such plans and arrangements, as in effect from time to time, and the terms and conditions of Sections 7.01(a) and 7.01(b); provided, that (i) nothing in this Section 7.02 shall prevent Buyer from modifying or terminating such plans and arrangements from time to time, (ii) all Transferred Employees that are U.S. Employees and their eligible dependents shall be covered as promptly as practicable after the Closing Date but in no event later than the first day of the month immediately following the Closing Date (and shall not be excluded from coverage on account of any pre-existing condition) under any such plan that is a group health plan of Buyer, except for the period permitted by law to the extent any such Transferred Employee was excluded from coverage under any similar plan of Seller, and all Transferred Employees who are Canadian Employees, who (A) are enrolled in Parent’s group health and dental plans as of the Closing and (B) are not Ineligible Individuals, shall be covered under the group health and dental plans of Buyer or its Affiliates immediately following the Closing, and (iii) Canadian Employees will not be eligible to participate in any registered retirement savings plan of the Buyer.  For purposes of any length of service requirements, waiting periods, vesting periods or differential benefits based on length of service in any such plan or arrangement for which a Transferred Employee may be eligible after the Closing, but not for purposes of benefit accrual and retirement subsidies under a defined benefit retirement plan, Buyer shall ensure that service by such Transferred Employee with Seller or with the Division shall be deemed to have been service with Buyer.

(d)           Buyer agrees to credit all Transferred Employees with all earned and/or accrued but unused vacation days and personal days accrued but unused up to the Closing to which they are entitled under Seller’s vacation and personal day policies, which are set forth on Schedule 3.14(c), upon their employment with Buyer, and to advise the Transferred Employees of same, as set out herein; provided, however, that a Transferred Employee shall not be so credited by Buyer with such vacation or personal days used by such Transferred Employee after the Closing.  Seller shall be responsible for all claims for earned and/or accrued but unused vacation days and personal days which are not set forth on Schedule 3.14(c).  In crediting such vacation days to Transferred Employees who are Canadian Employees, Buyer will allow each such Canadian Employee to carry-over to the Buyer up to 11.25 accrued but unused vacation days, and any additional accrued but unused vacation days will be paid by the Buyer to such Canadian Employee as soon as practicable after the Closing Date.  Each such Canadian Employee will be entitled to accrue 3.75 additional vacation days under Buyer’s vacation day policies during the period from the Closing Date until December 31, 2005, subject to continued employment with Buyer during such period.  In January 2006, Buyer will pay to each such Canadian Employee all accrued but unused vacation days as of December 31, 2005.

(e)           Except as otherwise provided in this Section 7.02(e), Seller shall be responsible for compliance with the requirements of Section 4980B(f) of the Code, including, without limitation, the provision of continuation coverage under Section 4980B(f) of the Code, with respect to all Employees and all individuals formerly employed by the Seller and its Affiliates, and their respective qualified beneficiaries, within the meaning of Section 4980B(f) of the Code, for whom a “qualifying event,” within the meaning of section 4980B(f) of the Code, occurs prior to the Closing.  Buyer shall be responsible for providing group health continuation coverage under Section 4980B(f) of the Code for any Transferred Employee that is a U.S. Employee who has had a “qualifying event” within the meaning of Section 4980B(f) of the Code (and any such Transferred Employee’s qualified beneficiaries within the meaning of Section 4980B(f) and who are entitled to continuation coverage), if the qualifying event occurred from and at any time immediately after the Closing.  In the event that a Transferred Employee (or his or her qualified beneficiaries) does not become a “qualified beneficiary” entitled to elect COBRA continuation coverage under Buyer’s group health plan, and any such individual elects COBRA continuation coverage under Seller’s group health and dental plans, then Buyer agrees that it shall promptly reimburse Seller for the following costs associated with this continued benefit coverage (such costs to be determined on an annual basis): (i) all claims paid under Seller’s self-insured group health and dental plans for services rendered and expenses incurred from and at any time immediately after the Closing with respect to any such Transferred Employee (and his or her qualified beneficiaries), to the extent that such claims are in excess, in the aggregate, of the total amounts paid by such Transferred Employee for COBRA continuation coverage for such Transferred Employee, reduced by recoveries under insurance coverage described in the immediately following clause (ii), (ii) all insurance premiums paid by Seller in connection with insurance coverage for such period of time with respect to the Transferred Employees (and their qualified beneficiaries) and (iii) any actuarial increase in the insurance premium applicable to Seller’s group health and dental plans as the result of the claims of any Transferred Employees (and their qualified beneficiaries) from and immediately after the Closing through the next insurance premium renewal period.  Such payments by Buyer to Seller pursuant to this Section 7.02(e) shall be in addition to any right to payment or reimbursement of Seller by Buyer under Article VIII.

(f)            Buyer and Seller agree to cooperate in the administration of any workers’ compensation claims in respect of Transferred Employees.  Buyer and Seller shall use all reasonable means possible to mitigate the cost of such claims, including, but not limited to, providing information to the worker’s compensation insurance carrier and each other, attending hearings, conferences and quarterly claim reviews as reasonably requested by Buyer or Seller, as the case may be, and providing alternate work for employees and assisting them in re-qualifying for their prior positions to the extent possible as determined by Buyer in good faith.

(g)           In reliance on the agreements of Buyer set forth in this Article VII, Buyer and Seller agree that Seller shall not deliver any notice to the U.S. Employees pursuant to the Worker Adjustment and Retraining Notification Act (the “WARN Act”).  Buyer further agrees that it shall be responsible for providing a timely notification if required by the WARN Act for any employee terminations or layoffs of Transferred Employees following the Closing Date and for any liability resulting therefrom and Seller shall cooperate with Buyer with respect to the foregoing.  In addition, Buyer agrees to be solely responsible for all termination and severance benefits, costs, charges and liabilities of any nature incurred with respect to any Transferred Employee either in connection with the consummation of the transactions contemplated by this Agreement or arising after the Closing, including, without limitation, severance with respect to Transferred Employees in accordance with the schedule of severance benefits set forth in the Seller’s severance policy disclosed in Schedule 3.14(a) and any claims arising out of or relating to any Employee Plan or Benefit Arrangement or any plant closing, mass layoff, termination or similar event with respect to Transferred Employees under applicable law occurring at all times after the Closing.

7.03.  No Third Party Beneficiaries.  No provision of this Article VII or any other provision in this Agreement shall create any third party beneficiary or other rights in any Employee or former Employee (including any beneficiary or dependent thereof) in respect of employment or continued employment (or resumed employment) for any period or terms of employment of any nature whatsoever with either Seller, Buyer or the Business or any of their respective Affiliates and no provision of this Article VII shall create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Employee Plan or Benefit Arrangement or any plan or arrangement that may be established by Buyer or any of its Affiliates.  No provision of this Agreement shall constitute a limitation on rights to amend, modify or terminate after the Closing Date any such employment or terms of employment or plans or arrangements of Buyer or any of its Affiliates.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

8.01.  Survival.  The representations and warranties of the parties hereto set forth in this Agreement, or in any certificate or other writing delivered pursuant to or in connection with this Agreement, shall survive the execution and delivery of this Agreement and the Closing and shall terminate at 5:00 PM Eastern time on April 30, 2007, except that (a) the representations and warranties set forth in Sections 3.06(a), 3.16 and 4.05 shall continue to survive indefinitely and (b) the representations and warranties of Seller relating to Tax matters set forth in Section 3.11 shall continue to survive but shall terminate 180 days after the expiration of all applicable statutes of limitation (as the same may be extended or waived), and except with respect to any Damage (as defined below), claim or breach of which any Indemnified Party shall have provided written notice to the party against whom such indemnity may be sought prior to such time.  The respective covenants, agreements and obligations of the parties hereto (exclusive of their respective representations and warranties which shall survive as indicated in the first sentence hereof) set forth in this Agreement, or in any certificate, document or other instrument delivered pursuant to this Agreement, shall survive the execution and delivery of this Agreement, any investigation by or on behalf of any other party hereto, and the Closing without limitation.

8.02.  Indemnification.

(a)           Subject to Section 8.01 above and Section 8.03 below, each of Parent and Seller hereby, jointly and severally, agrees to indemnify, defend and hold harmless Buyer, its Affiliates and each of their respective officers, directors, employees, stockholders, members and agents (the “Buyer Indemnified Parties”) from and against any and all damages, losses, liabilities, claims, costs and expenses (including without limitation expenses of investigation and attorneys’ fees and expenses in connection with any action, suit or proceeding), penalties and interest (“Damage”) incurred or suffered by any Buyer Indemnified Party arising out of, resulting from or relating to:

(i)            the failure of any representation or warranty made by Parent, Seller or both in Article III of this Agreement, or any certificate or other writing delivered pursuant hereto, to be true and correct in all respects as of the date hereof and as of the Closing Date;

(ii)           any material breach of, or failure to fully perform or comply with, any covenant, agreement or obligation made or to be performed by Parent or Seller pursuant to this Agreement or any certificate or other instrument delivered pursuant hereto to which Parent or Seller is a party; or

(iii)          any Excluded Liability.

(b)           Subject to Section 8.01 above and Section 8.03 below, Buyer hereby agrees to indemnify, defend and hold harmless Parent, Seller, their respective Affiliates and each of their respective officers, directors, employees, stockholders, members and agents (the “Seller Indemnified Parties”) from and against any and all Damages incurred or suffered by any Seller Indemnified Party arising out of, resulting from or relating to:

(i)            the failure of any representation made by Buyer in this Agreement, or any certificate or other writing delivered pursuant hereto, to be true and correct in all respects as of the date hereof and as of the Closing Date;

(ii)           any material breach of, or failure to fully perform or comply with, any covenant, agreement or obligation made or to be performed by Buyer pursuant to this Agreement or any certificate or other instrument delivered pursuant hereto to which it is a party; or

(iii)          any Assumed Liability.

8.03.  Limitation of Indemnification.  Notwithstanding the provisions of Section 8.02, (i) Parent and Seller shall be liable for Damages under Section 8.02(a) (other than Damages arising out of, resulting from or relating to the breach of any of the representations and warranties set forth in Sections 3.06(a), 3.11 and 3.16, or to any Excluded Liability) only after the aggregate amount of such Damages for which the Buyer Indemnified Parties are entitled to be indemnified pursuant to such Section 8.02(a) exceeds $100,000, after which Parent and Seller shall be liable for all such Damages from the first dollar, (ii) Parent’s and Seller’s collective maximum aggregate liability under Section 8.02(a)(i) (other than liabilities for Damages arising out of, resulting from or relating to the breach of any of the representations and warranties set forth in Sections 3.06(a), 3.06(c), 3.11 and 3.16) shall not exceed the amount equal to the product of (A) the amount of the Purchase Price paid in cash pursuant to Section 2.01 (as adjusted as provided in Section 2.04) multiplied by (B) 0.10, (iii) Parent’s and Seller’s collective maximum aggregate liability under Section 8.02(a)(i) for Damages arising out of, resulting from or relating to the breach of any of the representations and warranties set forth in Section 3.06(c), when taken together with Parent’s and Seller’s liability under Section 8.02(a)(i) described in clause (ii) above, shall not exceed the amount equal to the product of (A) the amount of the Purchase Price paid in cash pursuant to Section 2.01 (as adjusted as provided in Section 2.04) multiplied by (B) 0.15, (iv) Parent’s and Seller’s collective maximum aggregate liability under Section 8.02(a)(i) shall not exceed the amount of the Purchase Price paid in cash pursuant to Section 2.01 (as adjusted as provided in Section 2.04), (v) Buyer shall be liable for Damages under Section 8.02(b) (other than Damages arising out of, resulting from or relating to the breach of any representations and warranties set forth in Section 4.05, or to any Assumed Liability) only after the aggregate amount of such Damages for which the Seller Indemnified Parties are entitled to be indemnified pursuant to such Section 8.02(b) exceeds $100,000, after which Buyer shall be liable for all such Damages from the first dollar and (vi) Buyer’s maximum aggregate liability under Section 8.02(b)(i) shall not exceed the amount equal to the product of (A) the amount of the Purchase Price paid in cash pursuant to Section 2.01 (as adjusted as provided in Section 2.04) multiplied by (B) 0.10.

8.04.  Procedures.   Any party seeking indemnification under Section 8.02 (the “Indemnified Party”) shall give prompt notice to the party against whom indemnity is sought (the “Indemnifying Party”) of the assertion of any claim by the Indemnified Party or the assertion of any claim, action, suit or proceeding by any Person alleging facts that if proven true would constitute a misrepresentation or breach of warranty by a party hereto (a “Third Party Claim”); provided, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder, except to the extent that the Indemnifying Party has been materially prejudiced thereby.  Except as provided in the next sentence, the Indemnifying Party may, and at the request of the Indemnified Party shall, participate in and control the defense of any Third Party Claim at its own expense.  In the case of Third Party Claims relating to Taxes, (i) Seller shall have the right to participate in and control the defense of any Third Party Claim relating to a taxable year ending on or prior to the Closing Date, (ii) Seller shall have the right to participate in and control the defense of any Third Party Claim (A) arising out of or relating to an audit or other examination, or an assessment, of Seller or any Affiliate of Seller by any taxing or other governmental agency or authority and (B) relating to a taxable year or period beginning on or before and ending after the Closing Date, including any taxable year or period that includes but does not end on the Closing Date, and (iii) Buyer shall have the right to participate in and control the defense of any Third Party Claim (A) arising out of or relating to an audit or other examination, or an assessment, of Buyer or any Affiliate of Buyer by any taxing or other governmental agency or authority and (B) relating to a taxable year or period beginning on or before and ending after the Closing Date; provided that a party controlling the defense of a Third Party Claim pursuant to this sentence shall not settle or compromise such Third Party Claim to the extent such settlement or compromise increase the amount, or accelerate the timing, of any tax liability of the other party or its Affiliates without the prior written consent of such other party, which consent shall not be unreasonably withheld or delayed.  If the Indemnifying Party assumes control of the defense of any Third Party Claim, (i) the Indemnifying Party shall not be liable under Section 8.02 for any settlement effected by the Indemnified Party of any Third Party Claim without the Indemnifying Party’s consent, which consent shall not be unreasonably withheld or delayed, (ii) the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim that may adversely affect the operation of the Business or the ownership of the Acquired Assets after the Closing Date without prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed, and (iii) the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim that requires an admission of liability on the part of the Indemnified Party without the consent of Indemnified Party.  Notwithstanding the foregoing, whether or not the Indemnifying Party assumes the defense of a Third Party Claim, if the Indemnified Party determines in good faith that a Third Party Claim is likely to have a material adverse effect on the Indemnified Party, an Affiliate thereof or the Business in a manner that may not be adequately compensated by money damages, then the Indemnified Party may, by written notice to the Indemnifying

Party, assume the exclusive right to defend, compromise, or settle such Third Party Claim.  The party controlling the defense of any third party suit, action or proceeding shall keep the other party advised of the status of such action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the other party with respect thereto.

8.05.  No Right of Set-Off.  No party shall be entitled to set-off any portion of any Damage against any payment owing by such party to any Person.

8.06.  Exclusive Remedy.  Except with respect to claims based on fraud, after the Closing, this Article VIII shall provide the exclusive remedy for any misrepresentation or breach of warranty, covenant or other agreement or other claim arising out of this Agreement or the transactions contemplated hereby, other than the agreements contained in Section 5.04 (Non-Competition) and as expressly provided in Article VII.

ARTICLE IX

DEFINITIONS

9.01  Definitions.

(a)                                  The following terms, as used herein, have the following meanings:

“Accounting Convention” means the significant accounting policies and procedures to be used by Seller in the preparation of the Closing Balance Sheet and that are described in Exhibit D.

“Accounting Referee” means a firm of independent nationally recognized accountants having no material relationship with Buyer or Seller that is reasonably acceptable to Buyer and Seller.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person.

“Balance Sheet” means the unaudited balance sheet of the Business as at the Balance Sheet Date found in Schedule 3.04.

“Balance Sheet Date” means April 30, 2005.

“Benefit Arrangement” means any employment, severance or similar contract, obligation, arrangement or policy (written or oral) and each plan, agreement or arrangement providing for compensation, benefits, severance, insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits (including accrued vacation time and vacation pay), pension or retirement benefits or for deferred compensation, profit-sharing, bonuses, phantom stock, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, or any co-employment agreement that (i) is not an Employee Plan, (ii) is entered into, maintained or contributed to, as the case may be, by Seller or any of its ERISA Affiliates or any Co-Employer and (iii) covers any Employee.

“Canadian Accounts Receivable” means all accounts, notes and other receivables generated by the Canadian Business.

“Code” means the Internal Revenue Code of 1986, as amended.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Co-Employer” means any entity that is or was considered to be a co-employer with Seller.

“Current Assets” means the Division’s (i) accounts receivable, (ii) prepaid expenses, (iii) deferred charges, (iv) unbilled revenue and (v) other current assets, each (x) as recorded properly and in the Ordinary Course and (y) if, and only if, from, with or to Unrelated Parties, but specifically excluding any Tax assets.

“Current Liabilities” means the Division’s (i) accounts payable, (ii) accrued liabilities, (iii) deferred revenue and (iv) other current liabilities, each (x) as accrued properly and in the Ordinary Course, (y) if, and only if, from, with or to Unrelated Parties, and (z) specifically excluding any accrued liabilities for salaries, bonuses, personal time off, vacation, sick leave or Taxes, and any Capital Expenditure Payables.

“Documentation” means all documentation, specifications, manuals and other materials relating to the software, including programmer and user manuals which are used by Seller to install, operate, maintain, correct, test, repair, enhance, extend, modify, prepare derivative works based upon, design, develop, reproduce and package such software.

“Employee Plan” means each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, that (i) is subject to any provision of ERISA, (ii) is maintained or contributed to by Seller or any of its ERISA Affiliates or any Co-Employer, as the case may be, and (iii) covers any Employee.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined in Section 414(m) of the Code or regulations adopted under Section 414(a) of the Code), any of which includes Seller.

“Intellectual Property” means all domestic and foreign intellectual property, patents, patent applications, trademarks, service marks and other indicia of origin, trademark and service mark registrations and applications for registrations thereof, copyrights, copyright registrations and applications for registration thereof, Internet domain names, uniform resource locators (“URLs”) and the corresponding Internet sites (including any content and other materials accessible and/or displayed thereon), trade secrets, unpatented inventions, invention disclosures, moral and economic rights of authors and inventors (however denominated), technical data, customer lists, corporate and business names, trade names, trade dress, brand names, know-how, show-how, mask works, formulae, methods (whether or not patentable), designs, processes, procedures, technology, source code, object code, computer software programs, databases, data collections and other proprietary information or material of any type, whether written or unwritten (and all goodwill associated therewith, and all derivatives, improvements and refinements thereof).

“Lien” means, with respect to any asset, any mortgage, lien (other than statutory or contractual landlord’s liens or any liens attributable to taxes not yet due or payable), pledge, charge, security interest, restriction or encumbrance of any kind in respect of such asset.

“Material Adverse Change” means a material adverse change, event, circumstance or development with respect to (i) the business, condition (financial or otherwise) or results of operations of the Business, the Division or the Purchased Assets, or (ii) the ability of Buyer to operate the Business immediately after Closing in a manner substantially similar to the manner operated by the Division immediately prior to Closing.

“Material Adverse Effect” means a material adverse effect on (i) the business, condition (financial or otherwise) or results or operations of the Business, the Division or the Purchased Assets, or (ii) the ability of Buyer to operate the Business immediately after Closing in a manner substantially similar to the manner operated by the Division immediately prior to Closing.

“Ordinary Course” shall mean, with respect to the Business, the ordinary course of commercial operations customarily engaged in by the Business, consistent with past practices.

“Person” means an individual, corporation, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.

“Publicly Available Software” shall mean any software that requires as a condition of use, modification, and/or distribution of such software that such software or other software incorporated into or derived from such software (a) be disclosed or distributed in source code form; (b) be licensed for the purpose of making derivative works; or (c) be redistributable at no or minimal charge.  Publicly Available Software includes, without limitation, software licensed or distributed pursuant to the GNU General Public License (GPL) or the Lesser/Library GPL (LGPL).

“Seller’s Knowledge”, “Known to Seller” or “Knowledge of Seller” and words of similar import, whether or not capitalized, means the actual knowledge, after reasonable inquiry, of Jim McDevitt, Bryan Foreman, Daniel Mills, Judy Campbell, Michael Hall, Chris Bennett and Rich Paulson.

“Software” means any and all current development versions and releases, and predecessors of the software and computer programs of Seller held for use primarily in connection with the Business as currently being conducted, including machine readable source code and machine executable object code and all related specifications, any data used by or related to software, work in progress relating to corrections, modifications, revisions, upgrades, translations or enhancements, all Seller, and third-party development and test tools used to develop or test the software, third-party application program interfaces to the software written by them and all methods of implementation and packaging, together with all associated know-how and show-how and all related Documentation.

“Target Working Capital Amount” means $0.

“Tax” mean any federal, state, local, provincial or foreign net income, alternative or add-on minimum, gross income, gross receipts, goods and services sales, sales and use, value-added, ad valorem, franchise, capital, paid-up capital, profits, lease, service, transfer, greenmail, license, withholding, estimated, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, customs duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever (including liability for Taxes imposed on another Person, whether incurred or borne as a transferee or successor or by contract or otherwise), together with any interest or any penalty, addition to tax or additional amount imposed by any governmental authority (domestic or foreign) responsible for the imposition of any such tax.

“Tax Act” means the Income Tax Act (Canada).

“Tax Return” means any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Unrelated Party” means any Person other than Seller or any parent, subsidiary or other Affiliate of: (i) Seller, or (ii) any of Seller’s parents, subsidiaries or other Affiliates.

“Working Capital” means Current Assets minus Current Liabilities.

“Working Capital Shortfall” means the amount by which the Target Working Capital Amount exceeds Working Capital as reflected on the Closing Balance Sheet.

“Working Capital Surplus” means the amount by which the Working Capital as reflected on the Closing Balance Sheet exceeds the Target Working Capital Amount.

“$” means United States Dollars.

(b)           Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Recitals
Allocation Statement	2.03
Apportioned Obligations	6.05
Assumed Liabilities	1.03
Business	Recitals
Buyer	Recitals
Buyer Indemnified Parties	8.02
Canadian Business	Recitals
Canadian Employees	3.13
Canadian Purchase Price	2.01
Canadian Purchased Assets	Recitals

Capital Expenditure Payables	1.03
Closing	2.01
Closing Balance Sheet	2.04
Closing Date	2.01
Contracts	1.01
Conveyance Documents	2.01
Damage	8.02
Decatur Facility	1.02
Determination Date	2.04
Disclosing Party	5.03
Disclosure Schedule	Article III
Division	Recitals
Division Intellectual Property	3.10

Employee / Employees	3.13
Evaluation Materials	5.03
Excluded Assets	1.02
Excluded Liabilities	1.04
Financial Statements	3.04
GAAP	2.04
Indemnified Party	8.04
Indemnifying Party	8.04

IRS	6.05
Leases	3.07
Licenses	3.17
Parent	Recitals
Petty Cash	1.01
Post-Closing Payments	5.11
Purchase Price	2.01
Purchased Assets	1.01
Purchased Receivables	5.11
Recipient	5.03
Required Third-Party Consents	1.05
Seller	Recitals
Seller Account	2.01
Seller Indemnified Parties	8.02
Sites	3.10
Third Party Claim	8.04
Transferred Employees	7.01
U.S. Employees	3.13
WARN Act	7.02

ARTICLE X

MISCELLANEOUS

10.01.  Notices.  All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of delivery, if personally delivered by hand, (ii) upon the third day after such notice is deposited in the U.S. mail, if mailed by registered or certified mail, postage prepaid, return receipt requested, (iii) upon the date scheduled for delivery after such notice is sent by a nationally recognized overnight express courier, or (iv) by fax upon written confirmation (including the automatic confirmation that is received from the recipient’s fax machine) of receipt by the recipient of such notice:

if to Buyer, to:	with a copy (which shall not constitute notice) to:

The First American Corporation	Neil W. Rust, Esq.
1 First American Way	White & Case LLP
Santa Ana, CA 92707	633 West Fifth Street
Telecopy: (714) 800-3325	Los Angeles, CA 90071
Attn:Thomas R. Wawersich	Telecopy: (213) 687-0758
Kevin J. Lagerwey

if to Seller, to:	with a copy (which shall not constitute notice) to:

Jeffrey M. Snider, Esq.	Mark T. Bettencourt, Esq.
Senior Vice President and General Counsel	Goodwin Procter LLP
Geac Computer Corporation Limited	Exchange Place
120 Turnpike Road, 2nd Floor	53 State Street
Southborough, MA 01772	Boston, MA 02109
Telecopy: (508) 871-6052	Telecopy: (617) 523-1231

10.02.  Amendments; No Waivers.  Any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed by all of the parties hereto.  Any provision of this Agreement maybe waived by the parties hereto if the waiver is in writing and signed by the party to be bound.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10.03.  Expenses.  Except as otherwise expressly provided in this Agreement, the parties hereto shall each be responsible for and bear all of their own respective costs and expenses incurred in connection with the proposed transaction, including expenses of agents, brokers, finders, accountants, attorneys, advisors or other representatives incurred at any time in connection with pursuing or consummating the proposed transaction.

10.04.  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Buyer may assign its rights and benefits, but may not delegate its obligations, hereunder to any Affiliate(s) of Buyer to which the Purchased Assets are transferred.

10.05.  Further Assurances.  From time to time after the Closing, at the request of Buyer and without further consideration, Seller and Buyer will each execute and deliver to the other party such other documents, and take such other action, as such party may reasonably request in order to consummate more effectively the transactions contemplated hereby and to vest in Buyer good, valid and marketable title to the Purchased Assets.

10.06.  Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York.  Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of New York or the federal courts of the Southern District of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.  Process in any such action or proceeding may be served on any party anywhere in the world, whether within or without the State of New York.

10.07.  Counterparts; Effectiveness.  This Agreement may be signed by facsimile and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.

10.08.  Entire Agreement.  This Agreement, the Conveyance Documents and the other instruments, documents and certificates delivered pursuant to this Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter hereof.  No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by either party hereto.  Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

10.09.  Bulk Sales Laws. Without admitting that any “bulk transfer” or “bulk sale” provisions of any applicable law apply to the transactions covered by this Agreement, Buyer and Seller each hereby waive compliance by Seller with the provisions of any such “bulk transfer,” “bulk sale” or similar laws.  Seller agrees to indemnify and hold Buyer harmless against any and all claims, losses, damages, liabilities, costs and expenses (other than Taxes to be borne and paid by Seller pursuant to Section 6.05(c)) incurred by Buyer or any of its Affiliates as a result of any failure of Seller to comply with any such “bulk sales,” “bulk transfer” or similar laws.

10.10.  Control of Seller.  Parent shall cause Seller to perform all of Seller’s covenants, agreements and obligations under this Agreement.

* * * * * *

IN WITNESS WHEREOF, the parties hereto have duly executed this Asset Purchase Agreement as of the day and year first above written.

GEAC COMPUTER CORPORATION LIMITED

By:	(signed) Larry Kaplan
Name: Larry Kaplan
Title: Senior Vice President

GEAC ENTERPRISE SOLUTIONS, INC.

By:	(signed) Jonathan Salon
Name: Jonathan D. Salon
Title: Vice President

THE FIRST AMERICAN CORPORATION

By:	(signed) Kevin J. Lagerway
Name: Kevin J. Lagerway
Title: Vice President